As filed with the Securities and Exchange Commission on May 16, 2005.

                           File No. 000-51232

                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C. 20549

                               FORM 10-SB/A-1


           GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                            BUSINESS ISSUERS

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                       VALLEY HIGH MINING COMPANY

             (Name of Small Business Issuer in its charter)


               Nevada                                    68-0582275
     --------------------------------             ----------------------
     (State or other jurisdiction of                (I.R.S. Employer
     incorporation or organization)                 Identification No.)


 3098 South Highland Drive, Suite 323
 Salt Lake City, Utah                              84106-6001
 ------------------------------------        ----------------------
(Address of principal executive offices)           (Zip Code)


                     (801) 467-2021
---------------------------------------------------
(Registrant's telephone number, including area code)


       Securities to be registered under Section 12(b) of the Act:


            Title of each class      Name of each exchange on which
            to be so registered           each class is to be registered

                 N/A                           N/A


       Securities to be registered under Section 12(g) of the Act:

         Common Capital Voting Stock, $.001 par value per share

                             (Title of Class)

                              TABLE OF CONTENTS
                                                                 PAGE
                                                               --------

          Risk Factors . . . . . . . . . . . . . . . . . . . .     3

                         PART I

ITEM 1.   Description of Business. . . . . . . . . . . . . . . .  13

ITEM 2.   Management's Discussion and Analysis or
            Plan of Operation. . . . . . . . . . . . . . . . .    23

ITEM 3.   Description of Property. . . . . . . . . . . . . . .    26

ITEM 4.   Security Ownership of Certain Beneficial
            Owners and Management. . . . . . . . . . . . . . .    29

ITEM 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . .    30

ITEM 6.   Executive Compensation . . . . . . . . . . . . . . .    32

ITEM 7.   Certain Relationships and Related Transactions . . .    33

ITEM 8.   Description of Securities. . . . . . . . . . . . . .    33

                            PART II

ITEM 1.   Market Price of and Dividends on Registrant's
            Common Equity and Other Shareholder Matters. . . .    35

ITEM 2.   Legal Proceedings. . . . . . . . . . . . . . . . . .    36

ITEM 3.   Changes in and Disagreements with Accountants. . . .    37

ITEM 4.   Recent Sales of Unregistered Securities. . . . . . .    37

ITEM 5.   Indemnification of Directors and Officers. . . . . .    37

                            PART F/S

Financial Statements . . . . . . . . . . . . . . . . . . . . .    F-1

                            PART III

ITEM 1.   Index to Exhibits. . . . . . . . . . . . . . . . . .    38

ITEM 2.2  Description of Exhibits. . . . . . . . . . . . . . .    38

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . .    39

                         RISK FACTORS

The following risk factors are not listed in any particular order of importance.


Any person investing or considering investing in the securities of Valley High Mining Company ("Valley High" or "Company") should consider the following risks before an investment is made in us. The risks itemized and identified below are not the only possible risks. Additional risks may also impair the business, operations and plans of Valley High. If any one or more of these risks happen, Valley High's business, results of operations, or financial condition may be significantly impaired or otherwise adversely affected. There may also be a concomitant adverse effect on the value of the securities of Valley High and anyone investing or seeking to invest in Valley High's securities may lose part or all of his or her investment.

In general, these risks include but are not limited to, our limited operating history, our limited capital and need for additional capital or financing, the relative inexperience of management in the mining industry, our ability or inability to promote and explore our mining property (the "North Beck Claims"), the cost of exploration of the North Beck Claims (costs which include cleaning and dewatering of old mine workings and drilling for favorable or prospective mineralization), regulation of the mining industry as a whole, environmental concerns and compliance costs with respect to mining (the costs of which cannot be determined or assessed at any one time), our dependence upon outside mining or other experts, our dependence on the price of silver, gold and other precious metals, our ability or inability to locate and consummate business opportunities that would be in the best interests of the shareholders, competition from other or similar companies and businesses, and, general economic conditions.

We need additional capital and have no revenues at this time nor do we anticipate having any in the near future. Non-arms length transactions with related parties have occurred relative to our mining properties and may occur in the future. Most importantly, Valley High does NOT anticipate paying any dividends on its common stock.

Investment in Valley High's securities should be considered highly speculative. We have no recent operating history and are subject to all of the risks inherent in developing a business enterprise. Reference is made to each of the following enumerated risk factors.

Because our securities involve a high degree of risk, the reader is cautioned to carefully read this amended registration statement on Form 10-SB/A-1 in its entirety and to consider all of the factors and financial data that are disclosed in this document, in particular, the specific risk factors described below. The following constitutes an effort to itemize a variety of risk factors involving us and our mining exploration business. The following is not meant to be an exhaustive list of the risks involved in investing in Valley High.

1. RECENT STATUS AS A NON-REPORTING, NON-TRADED COMPANY. Since the early 1980's, no trading market has existed for Valley High common stock. As a result, the general public is not familiar with us, our newly acquired mining claim properties ("the North Beck Claims") or our business plan. Valley High is only now obligating itself as a fully reporting company with its submission of this Form 10-SB/12G. While we have had a Pink Sheet symbol in the past, namely, VHMC.PK. We are not currently quoted in the Pink Sheets.

The uncertainty that our business will be successful or that a trading market for our securities will develop must be considered in light of the potential difficulties, complications, problems, expenses and/or delays frequently encountered in connection with any new business, not to mention the mining exploration business, a business involving a great deal of expense and both state and federal regulation.

These same factors may be compounded by even greater risks, particularly those characteristic of a speculative industry like mining exploration, and may be adversely affected by the competition in the industry and the strict regulatory environment in which Valley High operates and intends to operate.

2. EXPLORATION STAGE COMPANY/LACK OF RECENT OPERATING HISTORY OR RESULTS. Valley High is in the exploration stage. Although formed in 1979, Valley High has not actively engaged in any mining or energy-related activities since the mid-1980's when it exhausted the funds it had raised in a public offering in 1980. Instead, all of its recent activities have been related to reemergence from a dormant stage, restructuring, recapitalization, its change of domicile to Nevada, and the subsequent acquisition of the North Beck Mining Claims located in the Tintic Mining District of Juab County, Utah. Businesses that are starting up or in their initial stages of development present substantial business and financial risks and suffer significant losses from which they may not recover. Valley High will face all of the challenges of a new business enterprise. Because we are in the exploration stage, there is little, if any, history on which to judge our financial condition or potential success.

Valley High has no recent operating history as a mining exploration company; therefore, it is dependant on others for the implementation of its business plan. Valley High will likely rely on consultants and independent contractors in its exploratory stages to implement its business plan. These stages will include staking, evaluation, permitting or licensing and assessment activities. If and when funding for these purposes becomes available, if it does, these stages will also include cleaning and dewatering old mine workings in order to conduct sampling and assaying, not to mention possible drilling in old shafts and stopes in anticipation of locating favorable or prospective mineralization. No assurance can be given that current and future employed persons, if any, will have the experience and skills necessary to successfully execute our proposed business plan.

3. INHERENT RISKS OF MINING EXPLORATION/MINING EXPLORATION IS HIGHLY SPECULATIVE, EXPENSIVE AND FREQUENTLY NON-PRODUCTIVE. Though we currently lack the funding and other resources necessary to implement a mining exploration program, the reader or investor should know that if we do, mining exploration has many significant and inherent risks, any one of which may prevent ultimate success, not the least of which is the fact that no significant mineralization may be encountered. Not only is mining exploration highly speculative in nature, it is also hazardous and frequently nonproductive.

Such risks may be considerable and may add unexpected expenditures or delays in our plans. There can be no assurance that Valley High's mineral exploration activities, if and when undertaken, will be successful or fruitful or that the North Beck Claims will have the type of favorable or prospective mineralization desired.

Mining exploration activity is also subject to a number of specific hazards including rock falls, subsidence, cave-ins, flooding and other weather conditions. Insurance for some or all of these hazards may be too expensive or not available. Exploratory activities can also be affected by unanticipated changes in permitting requirements, environmental factors, changes in law, work interruptions, operating circumstances beyond anyone's control, lawsuits, unexpected changes in the quality or quantity of reserves, unstable or unexpected ground conditions and other technical issues or problems. As a consequence, if exploration funding is obtained, Valley High may have to bear additional unforeseen and extraordinary costs and expenses. No assurance can be given that Valley High will obtain the funding and resources necessary to engage in the actual exploration of the North Beck Claims, let alone that we will have the financial resources or insurance in the event that the hazards and risks inherent in mining exploration befall us.

4. LACK OF SUFFICIENT CAPITAL TO EXPLORE OUR MINING CLAIMS OR TO CONTINUE INDEFINITELY AS A REPORTING COMPANY. Valley High's management has reactivated the Company and is voluntarily registering its common stock with the Commission so that Valley High might be more attractive to other potential investors, including venture capitalists or investment bankers. Management also believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will more readily provide a prospective investor, partner, joint venturer or acquisition candidate with additional and more comprehensive information concerning the Company.

The cost of becoming a reporting company is not insubstantial and the cost of continuing to file all necessary reports with the Commission and obtain the necessary audits and other accountings will continue to drain the our capital reserves. As of the date of this registration statement, we had nominal cash in our bank account. It is difficult to predict how long into the future we can continue to maintain our reporting obligations, though we have lawfully obligated ourselves to do so. Because our president is an attorney and is able to assist us in the preparation and filing of our Annual and Quarterly Reports on Forms 10-KSB and 10-QSB, respectively, we do not believe this continued annual cost will be substantial. Because we currently have no income or capital reserves, our sole officer and director has committed himself to advancing whatever money is necessary to keep us current in our reporting obligations through at least the ensuing three (3) years after this registration statement becomes effective.

We currently lack the capital resources to implement and carry out our business plan as described in further detail below. Our business plan involves a desire to explore the North Beck Mining Claims that we acquired by lease agreement on April 19, 2004 for possible favorable or prospective silver, and possibly gold, mineralization. We cannot provide any assurance that we will obtain the future capital necessary to implement our business plan or, for that matter, that we will obtain future capital beyond what is necessary to maintain our reporting obligations, or if so, that the amount raised or obtained will be sufficient to establish us as a going concern.

5. LACK OF REVENUE/ NEED FOR ADDITIONAL CAPITAL AND FINANCING. We need additional capital and funding because currently, we have no revenues or capital reserves. Substantial capital expenditures are required to obtain the necessary permits and to then explore the North Beck or any other mining claims. Currently, Valley High does NOT have royalty interests in any mining production or properties.

While Valley High intends to seek revenue and funding sources on an on-going basis, there can be no assurance that such sources can be found, or that if available, the terms of such financing will be commercially acceptable. This lack of consistent revenue detrimentally affects our plans and progress simply because we need additional capital to fund exploration operations and activities.

Valley High has limited capital and needs substantial additional financing or funding to implement its business plan. We will require substantial amounts of additional capital to pursue our business plan and to develop our exploration business as intended. No assurance can be given that the necessary financing to undertake and implement our business plan will be obtained. Having said this, however, it is noteworthy that the prices of precious metals have improved dramatically over the last year. Furthermore, the EPA, which was conducting clean-up operations in the Eureka, Utah, area, near our mining claims, is completing such operations. We believe that these two factors greatly enhance the prospects of attracting investment capital and financing, certainly more than in recent years past.

6. REGULATORY AND ENVIRONMENTAL CONCERNS. Environmental and other government regulations at the federal, state and local level pertaining to our business and properties may include: (a) surface impact; (b) water acquisition and treatment; (c) site access; (d) reclamation; (e) wildlife preservation; (f) licenses and permits; and (e) maintaining the environment. Regulatory compliance in the mining industry is complex and the failure to meet and satisfy various requirements can result in fines, civil or criminal penalties or other limitations. Assuming that Valley High acquires or obtains the money and funding necessary to implement a bona fide exploration program, Valley High will be subject to regulation by numerous federal and state governmental authorities, but most importantly, by the federal Environmental Protection Agency (EPA), the federal Bureau of Land Management (BLM), and a host of comparable or corollary state agencies such as the Utah Department of Oil, Gas and Mining (DOGM). The failure or delay in obtaining regulatory approvals or licenses will adversely affect Valley High's ability to explore its properties and otherwise carry out its business plan.

7. DEPENDENCE ON RETENTION AND ATTRACTION OF KEY PERSONNEL. Valley High's future success will depend, in large part, on our ability to retain and attract highly qualified personnel, and to provide them with competitive compensation arrangements, equity participation and other benefits. Once it becomes necessary, there is no assurance that we will be successful in retaining or attracting highly qualified individuals in key management positions.

8. CURRENT RELIANCE UPON DIRECTORS AND OFFICERS. At present, we are wholly dependent upon the personal efforts and abilities of our singular officer and director, a person who exercises control over its day-to-day affairs. As set forth above, we are also reliant upon this same officer and director to financially carry us through the next three (3) years in our reporting obligations. Though we will be able to maintain our reporting obligations over the next three (3) years, there can be no assurance that we will succeed in raising the money necessary to explore the North Beck Claims or any others that we might acquire in the future, or that our proposed operations will eventually prove successful.

9. INDEMNIFICATION OF OFFICERS AND DIRECTORS. Valley High's Articles of Incorporation and Bylaws authorize us to indemnify any director, officer, agent and/or employee against certain liabilities. At the same time, we may purchase and maintain insurance on behalf of any such persons whether or not we would have the power to indemnify such person against the liability insured against. Indemnifying and/or insuring officers and directors from the increasing liabilities and risks to which such individuals are exposed as a result of their corporate acts and omissions could result in substantial expenditures by Valley High, while preventing or barring any recovery from such individuals for the possible losses incurred by us as a result of their actions. Be this as it may, the Commission, including state regulatory authorities, takes the position that indemnification against securities violations is against public policy as expressed in the 1933 Act, as amended, and, therefore, any such indemnification is unenforceable with respect to any claim, issue, question, or matter of liability touched upon by anything within the purview of federal and state securities laws and regulations. Even assuming that we could afford it, which we cannot at this time, we have no plans to obtain any officer or director (D&O) liability insurance.

10. NO DIVIDENDS. Holders of our common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available for that purpose. To date, Valley High has NOT paid, and will not likely pay, any cash dividends. The Board does NOT intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in our business operations. Even if the Board desired to declare any dividend, our ability to do so would very likely be restricted because we are seeking, or will be seeking, outside financing and financing covenants generally prohibit such declarations.

Valley High has never paid any dividends and does not intend to do so in the future unless circumstances warrant such. Any such circumstances do not currently exist.

11. PREEMPTIVE RIGHTS, CUMULATIVE VOTING AND CONTROL. In accordance with our Articles of Incorporation and the laws of Nevada, there are no preemptive rights in connection with our common stock. That is to say, no shareholder has the right to acquire stock from us on any set of terms before that same stock is offered to another person. In addition, cumulative voting in electing directors is NOT provided for. Accordingly, the holder(s) of a majority of our outstanding shares, present in person or by proxy, will be able to elect all of our directors.

12. LACK OF TRADING MARKET FOR OUR COMMON STOCK/RISK THAT A TRADING MARKET MAY NOT DEVELOP (OR POTENTIAL ILLIQUID MARKET IF IT DOES). Since the early 1990's and through the present date, no market existed, or presently exists, for our common capital stock. During the 1980's, we were quoted on the Pink Sheets published by National Quotation Bureau, LLC. At such time as we obtain "reporting" status, we intend to apply to National Association of Securities Dealers, Inc. (NASD) for activation of our former Pink Sheet stock trading symbol "VHMC" on the Over-the-Counter Bulletin Board (OTCBB). If and when this occurs and assuming that we indeed obtain such a symbol, management believes that the market price for shares of our common stock may likely be volatile and otherwise trade at a large spread between the bid and asked prices. To be sure, numerous factors beyond a company's control may have significant impact, from time to time, on the price of its common stock, with adverse consequences. Though our stock is not as yet trading, stock markets generally experience extreme price and volume fluctuations that can, and do, greatly affect the stock trading of "small capital" or Penny Stock companies such as Valley High. These fluctuations often are unrelated to the operating performance of the company itself. Further, in conjunction with existing economic and political conditions, all such factors and uncertainties, including others, may adversely affect the market price of our common stock.

13. RISKS OF PENNY STOCKS. Our common stock is considered to be a "penny stock" because it meets one or more of the definitions in Exchange Act Rule 3a51-1. These include but are not limited to the following: (i) the stock trades at a price less than five dollars ($5.00) per share; (ii) it is NOT traded on a "recognized" national exchange; (iii) it is NOT quoted on the NASD's automated quotation system (NASDAQ), or even if so, has a price less than five dollars ($5.00) per share; OR (iv) is issued by a company with net tangible assets less than $2,000,000, if in business more than three years continuously, or $5,000,000, if in business less than a continuous three years, or with average revenues of less than $6,000,000 for the past three years. The principal result or effect of being designated a "penny stock" is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis. See the following risk factor in the paragraph immediately below.

14. BROKER-DEALER REQUIREMENTS INVOLVING PENNY STOCKS MAY AFFECT TRADING AND LIQUIDITY. Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated by the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. These rules may have the effect of reducing the level of trading activity in the secondary market, if and when one develops.

Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock." Moreover, Commission Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Pursuant to the Penny Stock Reform Act of 1990, broker-dealers are further obligated to provide customers with monthly account statements. Compliance with the foregoing requirements may make it more difficult for investors in our stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise. See also Item 8 of Part I below titled "Description of Securities."

15. POTENTIAL FUTURE STOCK ISSUANCES; DILUTION. It is not now known what stock issuances we might find advisable or otherwise be required to undertake in the future, issuances that would substantially dilute existing shareholders.

The potential impact or significance of any future stock issuance of "restricted" shares is as follows: under Rule 144 of the General Rules and Regulations of the Commission a person (or persons whose shares are aggregated) who has satisfied a one (1) year holding period, may sell within any three month period, an amount of shares which does not exceed the greater of one percent (1%) of the then outstanding shares of common stock, or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits the sale of shares, under certain circumstances, without any quantity limitation, by persons who have not been affiliates of the issuer within the preceding three months and who have beneficially owned the shares for a minimum period of two (2) years. Hence, the possible sale of the restricted shares issued and outstanding may, in the future, dilute the percentage of free-trading shares held by a shareholder or subsequent purchaser of our securities in the market, and may have a depressive effect on the price of our securities. Further, such sales, if substantial, might also adversely affect our ability to raise additional equity capital in the future.

In addition to the foregoing, a secondary public offering and consequent issuance of additional securities would also have a dilutive effect on the holdings of existing shareholders and would otherwise, more than likely, have a depressive effect on the market price of our common stock. At this time, we have NO plans to engage in any public offering of its securities. Having said this, it is important to note that we may need to undertake a public offering in order to raise the money necessary to carry out our business plans and explore the North Beck Claims. See Risk Factor above titled "NEED FOR ADDITIONAL CAPITAL AND FINANCING."

At such time as we are successful in implementing our business plan or we otherwise find an investor, partner, joint venturer or other acquisition candidate, it is almost certain that additional shares will be issued and that current shareholders will be substantially diluted. It is also possible that a reverse split of our shares will be effectuated in the future though there are NO plans whatsoever at the present time to undertake any such action and we are not presently aware of any circumstances that would dictate such a course of action.

16. COMPETITIVE CONDITIONS IN THE INDUSTRY. Mining companies compete to obtain favorable mining properties and to evaluate exploration prospects for drilling, exploration, development, and mining. Valley High faces competition from other similarly situated junior mining companies similarly interested in acquiring mineral properties worthy of exploration for favorable or prospective silver, gold, copper and other mineralization, companies that more than likely have substantially more capital or access to the capital markets than Valley High. This includes other mining companies either operating in the Tintic Mining District or who own properties within the Tintic Mining District of Juab County, Utah, where the North Beck properties are located.

We are unable to ascertain the exact number of competitor companies, or whether or when such competitors' competitive positions could improve. Thus, Valley High may be unable to acquire or explore other attractive mining properties on terms acceptable to management. Accordingly, such competition, although customary in the mining industry, could result in delays, increased costs, or other types of adverse consequences affecting Valley High.

17. CURRENT MANAGEMENT'S LACK OF EXPERIENCE IN AND/OR WITH MINING. Valley High's current and only officer and director has never been employed in the mining industry. Also, no director or officer has an education or college or university degree in mining or geology or in a field related to mining. Such person therefore lacks relative experience in or with mining, including the mining of precious metals. See Item 5 of Part I below titled "Directors, Executive Officers, Promoters and Control Persons."

18. ABILITY TO SATISFY DEBT INCURRED BY THE COMPANY. Valley High is incurring debt to an officer who has committed himself to loaning or advancing us sufficient funds necessary to remain current in our reporting obligations. At the same time, the Company has no history of operations on which anyone can determine whether it will ever have the ability to repay the money so borrowed or advanced.

19. FUTURE NEED TO RELY ON OTHERS AND OTHER EXPERTS. Assuming we become financially able to initiate exploration activities, Valley High will have to rely on others to perform such exploratory services, with all the inherent and attendant risks of employing others for important, if not dangerous, functions. No assurance can be given that we will be able to locate contractors with which we will work, within acceptable fee arrangements, or that these persons or entities will be competent. In addition, Valley High may also be at risk for any violations of the law committed by those persons we use or hire to conduct staking, drilling, testing, and other exploratory work.

20. AUDITOR'S GOING CONCERN OPINION. Our auditors have expressed substantial doubt about our ability to continue as a going concern. Continuation of us as a going concern is dependent upon obtaining additional working capital for future planned activity. Management is developing a strategy, which we believe will accomplish this objective through additional equity funding and long term financing, particularly now that the prices of precious metals have drastically improved in the last year compared to prior years and now that the Environmental Protection Agency (EPA) has completed, or is in the process of completing, a Super-Fund clean-up project in the Tintic Mining District near where our mining claims are located.

21. DEPENDENCE ON MANAGEMENT AND LACK OF KEY MAN INSURANCE. Though Valley High's current sole officer and director lacks experience and education in the mining industry, Valley High depends on current management to continue it as a going concern and to pursue its business plan. Though this individual is not an expert in mining and has never been employed by a mining company, his loss may potentially have an adverse impact on our future, particularly when he, both directly and indirectly, is our largest stockholder. Nonetheless, we do not believe the loss of any of our officers and directors justifies the purchase of key man insurance, even assuming that we could afford it, which we cannot at this time.

22. OFFICERS AND DIRECTORS WILL NOT BE DEVOTING FULL TIME TOWARDS VALLEY HIGH'S BUSINESS AND AFFAIRS. Valley High's current singular officer and director has other full time employment as more particularly disclosed in Part I, Item 5 of this document. As a consequence, he can only devote a minimal or nominal amount of time to us and our affairs; this officer and director intends to only devote between 1% and 10% of his monthly time and energy to the business and affairs of Valley High. Much of the time spent will also depend upon how our business plan unfolds, something that cannot be predicted with any certainty or accuracy at this time.

23. REGULATORY COMPLEXITY INVOLVED IN OBTAINING AN EXPLORATION OR MINING PERMIT. The rules and regulations of the Utah Department of Oil, Gas and Mining (DOGM) are complex relative to obtaining a permit for exploration or for conducting small mining operations (defined as involving less than 5 acres of total disturbance). The process is essentially as follows: The applicant first files a permit application with DOGM and, pursuant to a Memorandum of Understanding (MOU) by and among the various state and federal agencies having competing regulatory authority, the application is reviewed on a coordinated basis by DOGM, the federal Bureau of Land Management (BLM), the U.S. Forest Service (USFS) and the Department of Environmental Quality (DEQ). The applicant is notified of any deficiencies in his application and is generally requested to submit additional information. If all of these agencies pass off on the application, the applicant is given a permit. If the applicant seeks to conduct a large scale mining operation (defined as in excess of a 5 acre disturbance), the process is more complex, detailed and extensive. For example, the regulatory review then involves an assessment of technical adequacy of the applicant's plans and more extensive environmental concerns are involved such as potential contamination of ground water. Once DOGM gives tentative approval of a large scale mining operation, notice must be provided to adjacent land owners, the county zoning authority, the Resource Development Coordinating Council (RDCC), and newspapers for publication. Public hearings are then called and held. Even if approval is obtained, the applicant must then provide adequate reclamation surety documents to ensure adequate reclamation upon completion of operations. In addition to the foregoing, DOGM has recently been required to seek an historical and archeological consultation/clearance from the Utah Division of State History. DOGM notifies this agency that it has received a new exploration or mining notice application and the Division of State History notifies DOGM within 15 days (exploration or small mining notice) or 30 days (large mining notice) if they believe a formal survey of the proposed area should be conducted by the applicant. This process applies to both private and state-owned land. If the area involved is federal ground, Valley High is informed that the federal government does its own archeological clearance during its own NEPA/EA review process.

The above permitting process is time consuming and expensive and Valley High currently lacks the resources and capital to initiate a permitting process relative to the North Beck Claims. At the same time, current management lacks the qualifications and other expertise necessary to engage in this process without the assistance of experts or company partners.

     RISK FACTORS RELATED TO THE NORTH BECK MINING CLAIMS

1. REALIZATION OF INVESTMENT IN MINERAL PROPERTIES. The ultimate realization of Valley High's investment in the North Beck Claims is dependent upon, among other factors, the existence or presence of favorable or prospective mineralization and the ability of the Company to obtain financing or make other arrangements for exploration. Substantial uncertainty presently exists concerning these and other matters and no assurances can be made regarding the Company's expectation of acquiring sufficient funds necessary to finance an exploration program. Valley High does NOT at this time have sufficient capital of its own to implement a full-fledged mining exploration program or to otherwise finance its intended operations. The Company may never be successful in obtaining the required funds necessary to finance its long-term capital needs.

2. ABSENCE OF RECENT MINING ACTIVITY. There have been no significant mining-related activities on the North Beck Mining Claims since the 1950's, except for limited assessment and exploration work done during the late 1980's and early to mid-1990's. Since 2001, when another company leased the North Beck Claims, a lease that was rescinded or canceled by mutual consent of the parties in June 2003, no other mining company or other entity or person, since June 2003, has expressed any interest in acquiring the North Beck Claims nor has any other entity made any offer to purchase, lease, or engage in any other transaction, such as a joint venture, with respect to the North Beck Claims. Although Valley High incurs only nominal expense to preserve its lease agreement respecting the North Beck Claims, Valley High presently receives no revenue or other income from any source for that purpose.

3. RELIANCE UPON ESTIMATES AND ASSUMPTIONS. Exploration stage mining companies use the evaluation work of professional geologists, geophysicists, and engineers to make estimates in determining whether to acquire an interest in property, or to commence exploration and development work. These estimates generally rely on scientific and economic assumptions, and in some instances may not be correct. The economic viability of a property cannot be determined until extensive exploration work has been conducted and a comprehensive feasibility study performed. This work could result in the expenditure of substantial amounts of money on a property before it even can be determined whether or not a property contains any possible or inferred mineralization. No feasibility studies have been performed on the North Beck Claims because considerable exploration work remains to be done. Moreover, market prices of minerals produced are subject to fluctuation, which may adversely affect the economic viability of properties on which expenditures have been made. The Company is not able to presently determine whether or not, or the extent to which, such risks may adversely affect its strategy and business plan.

4. UNCERTAINTY OF TOPOGRAPHICAL EFFECT ON EXPLORATION. The north end of the Company's properties where the North Beck shafts or mines are located is relatively mountainous and inaccessible terrain. Because the surface of the land has a topographic relief, any ruggedness in the overlying area could affect the location of drilling sites and shafts, as well as the construction of facilities necessary to engage in exploratory operations. Though not likely, these same factors could require that additional exploration or drilling on the property be accessed below ground. These outcomes are uncertain at present and Valley High cannot provide assurances that it will not have a materially adverse effect on the ability of the Company or a business partner or joint venturer to conduct exploration activities.

5. UNCERTAIN CONDITION OF MINE WORKINGS. Other than the Sacramento Shaft or Mine which contains an old headframe, there are no other surface mine shafts or usable headframes on the Company's property. This is not to ignore that the underground workings have been inactive for many years due to the absence of significant exploration activities since the middle to late 1950's. Considerable cost would be incurred to recondition shafts, drifts, tunnels, winces and other workings, to the extent they exist, as well as to re-equip hoisting bases and framework. It is uncertain whether and to what extent the workings themselves, as well as any rehabilitation of them, could expose the Company to environmental and safety concerns. If so, remediating these concerns could require expending an uncertain and substantial amount of funds to render the workings safe, acceptable, and environmentally sound. The Company currently lacks sufficient capital to absorb these currently unknown and unpredictable costs and expenses.

6. INACCURACIES OR PROBLEMS RELATED TO EXISTING GEOLOGICAL REPORTS. Valley High may rely on publicly available geological reports and databases to locate potential mining stakes or leases. If these reports and databases prove to be protected by trade secret laws and the like, it may incur liability. Since reports can also be several decades old, there is no certain way of confirming or verifying the accuracy of such reports without further verification by Valley High. Such verification is costly. Decisions made without adequate verification or confirmation can result in significant unrecoverable expenses. At the same time, no assurance can be given that other persons are not using the same or similar reports and databases resulting in others identifying and staking claims prior to Valley High taking similar action.

7. LEASE COMMITMENT TO UNDERTAKE $15,000 WORTH OF ASSESSEMENT WORK ON THE PROPERTY OVER FIVE YEARS. Under the mining lease agreement by and between Valley High and North Beck Joint Venture, LLC ("North Beck"), a copy of which is attached hereto as Exhibit 10.1, Valley High, as the lessee of the North Beck Mining Claims described below, is obligated to render at least $15,000 worth of exploration and assessment work on the property during the 5-year lease term, work it is required to document and confirm. If the lease is renewed for an additional 5-year term, this assessment obligation is similarly renewed. This assessment figure was obtained from prior mining lease agreements involving the same property and therefore was deemed fair and reasonable by the Board of Directors. Regardless of this commitment, Valley High currently lacks the capital or other financial ability to engage in and perform such exploration and assessment work obligation at this time.

                            PART I

ITEM 1. Description of Business.

Valley High Mining Company ("Valley High") is an exploration stage company that intends to search for favorable or prospective mineralization of silver, gold, copper, zinc and other precious metals. At present, we lack the capital and other financial resources to implement and carry out a specific exploration plan on our mining claims. However, because of substantially improved precious metals prices and the fact that the federal Environmental Protection Agency (EPA) has completed, or is completing, a Super Fund clean-up project in and around the nearby town of Eureka, Utah, we believe the investment climate and other conditions have now become more favorable to attract investment capital or financing for this purpose. At the same time, if we do obtain the requisite financing to implement a full-fledged or bona fide exploration program, there is no assurance that a commercially viable mineral deposit, ore body or reserve exists in any of the properties that we currently lease or control, namely, the North Beck Mining Claims, properties that comprise a total of 470 acres. More importantly, there is no assurance that a commercially viable mineral deposit, a reserve, exists in any of these properties until sufficient exploration work and an economic evaluation based upon such work concludes economic and legal feasibility.

History and Background of the Company

Valley High Mining Company ("Valley High") was incorporated in the State of Utah on November 14, 1979, approximately 26 years ago, under the name "Valley High Oil, Gas & Minerals, Inc." for the purpose of engaging in the energy, mining and natural resources business. See paragraph (a) of Article III of its original Articles of Incorporation attached hereto as Exhibit 3.1(i).

In order to raise the money necessary to acquire, explore and develop oil and gas properties and other natural resource-related ventures or projects, Valley High, on February 19, 1980, undertook a public offering of its common stock pursuant to the Regulation A exemption from registration afforded under the General Rules and Regulations of the Securities and Exchange Commission ("Commission") in which it offered and sold a total of 25 million common capital shares at a price of two (2) cents per share. Pursuant to this offering, the Company raised $500,000 from over 1,000 persons. As stated in its offering circular, "[i]t is the present intention of management to expend the proceeds of this offering in the acquisition and exploration of natural resource properties. The types of properties which are expected to be acquired and the order of priority are as follows: (1) oil and gas, (2) uranium, (3) coal, (4) geothermal, and (5) other mineral (metallic and nonmetallic) properties."

Between 1980 and 1985, the Company spent nearly all of its capital on several natural resource and mining ventures. In 1985, the Company effectuated a reverse split and changed its par value from $0.001 or one mill per share to $0.01 or one cent per share, with the same number of shares authorized, namely, 50 million. See Amended Articles attached hereto as Ex. 3.1(ii). By 1986, after it had engaged in several unsuccessful ventures, the Company exhausted its capital reserves.

In April 1989, a Mr. Joe Needle, an Ohio resident, took control of the Company. Between 1989 and 1994, Mr. Needle attempted to resurrect or revive the Company in some fashion; however, in 1994 he suddenly or unexpectedly passed away. At the time of Mr. Needle's passing, the Company had a total of 9,819,779 common capital shares issued and outstanding. Two other individuals were at that time on the board, namely, Messrs. George D. Fehr and Adrian Gerritsen, both Utah residents. Mr. Needle's daughter, Susan B. "Cookie" Needle, a Florida resident, was either already serving on the board or took a position on the board upon her father's death. Between the time of Mr. Needle's death in 1994 and October 2003, these three individuals comprised the board of directors of the Company. As a result of Mr. Needle's death, many corporate records became lost. Corporate minutes are also incomplete and many discuss ventures and proposals that appear to have been considered but which never occurred. Between Mr. Needle's death in 1994 and October 2003, the only activity engaged in by the Company was that minimal activity necessary to keep the Company current and in good standing with the Utah Division of Corporations, the Utah Tax Commission and the Internal Revenue Service.

Having done nothing with the Company in nearly 10 years, the directors of the Company agreed, effective October 24, 2003, to resign and appoint in their place and stead, Mr. John Michael Coombs, his wife, Dorothy C. Coombs, and the brother of Dorothy Coombs named George J. Cayias, all residents of Salt Lake City, Utah. After new management took control of the Company, documentation with the Utah Division of Corporations was filed setting forth the new directors and further identifying Mr. Coombs as the new registered agent.

On February 27, 2004, the Company formed a wholly owned subsidiary in Nevada under the name "Valley High Mining Company" for the purpose of changing its domicile to Nevada. On March 12, 2004, Valley High O, G & M, the parent corporation, and Valley High Mining Company, the wholly owned Nevada subsidiary, entered into an Agreement and Plan of Merger ("Agreement and Plan") whereby the former would merge with and into the latter, thereby changing the Company's domicile to Nevada. The shareholders were advised of a formal shareholders' meeting to approve the transaction by means of a Notice of Meeting and Letter to the Shareholders, copies of which are together attached hereto as Ex. 99.1. Among other things, the Notice advised that anyone so choosing would be entitled to exercise dissenters' rights of appraisal under applicable provisions of the Utah Revised Business Corporations Act. The Notice and Letter further invited anyone so interested to request a copy of the formal Agreement and Plan. One shareholder from Missouri sought to exercise dissenters' rights of appraisal but later abandoned that effort once the Company provided this individual with various corporate documents and records, at her request, including a copy of the Agreement and Plan. See Exhibit 99.1.

The Agreement and Plan, a copy of which is also included in Ex. 3.1(iv) attached hereto, provides that for every 35 shares of Valley High O, G & M, a shareholder is entitled to receive one (1) share of Valley High Mining Company, a Nevada corporation, the survivor in the merger. Another provision in the Agreement and Plan is that Mr. John Michael Coombs, a Salt Lake City, Utah, resident (and the principal of North Beck Joint Venture, LLC, discussed elsewhere herein), is designated to be the only remaining officer and director of the survivor in the merger. Nevada law, as opposed to Utah law, allows such.

On March 26, 2004, a formal shareholders' meeting was held at the law offices of Mabey & Coombs, L.C., in Salt Lake City, Utah, to approve the Plan and Agreement. At such meeting, a majority of the shareholders were in attendance either in person or by proxy. A quorum was declared and a majority of those entitled to vote approved the merger and change of domicile transaction. The transaction is considered exempt from securities registration under Rule 145 of the General Rules and Regulations of the Commission. It is also deemed "tax free" as a so called Class F or "F-type" reorganization under Section 368(a)(1)(F) of the Internal Revenue Code.

Having obtained approval of the Plan and Agreement by a majority of the Company's shareholders and having filed Articles of Merger with the Nevada Secretary of State, the Secretary of State of Nevada stamped and accepted the Articles of Merger on April 13, 2004. See Ex. 3.1(iv) attached hereto. These Articles of Merger were then filed with and stamped by the State of Utah on April 19, 2004. The merger transaction was effective by operation of law on the date that the Articles of Merger were accepted for filing by both states, namely, April 19, 2004.

Because there had been 9,819,779 shares issued and outstanding as of the day prior to the effective date of the merger, this figure, as a result of the merger, translated into a total of 281,313 shares. Furthermore, because the Agreement and Plan provided that any fractional shares resulting from the merger would be rounded up to the next nearest share, the Company's transfer agent, Atlas Stock Transfer, advised that it also issued the necessary additional shares that resulted in a total of 281,313 post-merger shares.

On April 19, 2004, the day that the merger was effective, the Company entered into a mining lease agreement with North Beck Joint Venture, LLC, a Utah limited liability company ("North Beck"). See Exhibit 10(i) hereto, a copy of said mining lease agreement. Entering into this lease agreement was NOT an arm's length transaction because the immediate family of John Michael Coombs, the Company's president and its chairman of the board, owns and controls these mining claims so leased to the Company. See Item 7 of Part I at page 38 below titled "Certain Relationships and Related Transactions." The terms of the lease consideration were based upon prior lease agreements that North Beck has entered into with other mining companies in the past. For example, the value of the lease that North Beck had entered into with Centurion Mines Corporation
(CMC) during the late 1980's and early 1990's, a lease with similar terms and provisions, was valued at approximately $29,000. Accordingly, Valley High believes that the consideration given by it, namely, the issuance of five million (5,000,000) "restricted" shares to and in the name of North Beck, is at least as favorable to Valley High as it would have been to an independent, interested third party.

Pursuant to this mining lease agreement, the Company acquired control of over 470 acres of patented silver and gold mining claims located adjacent to the town of Eureka in Juab County, Utah, in the so-called "Tintic Mining District" ("the North Beck Claims"). The Tintic Mining District of Juab County, Utah, is located approximately 90 miles south of Salt Lake City. The North Beck Claims have an extensive history and contain three (3) actual mines or shafts, two of which are over 1,000 feet deep. See Item 3 below titled "Description of Property." Fairly extensive knowledge exists regarding the North Beck claims. This is because, among other reasons, during the 1950's, the North Beck Mining Claims were part of the so-called "Jenny Lind Project," a project that involved extensive exploration and development by The Bear Creek Mining Company. Valley High will make available a copy of the entire January 1957 Jenny Lind Project Report authored by Geologist Douglas R. Cook for and in behalf of Rocky Mountain Mining Company upon request of an interested party; see also "Description of Property" section below which contains an extensive summary of the provisions of the lease agreement.

Immediately upon consummation of the merger transaction, North Beck was issued, as mining lease consideration, a total of 5,000,000 "restricted" shares in the surviving Nevada corporation, thereby making it the Company's largest shareholder. See mining lease attached hereto as Exhibit 10(i). As set forth elsewhere in this amended registration statement, the Company's president and sole director, John Michael Coombs, also directly and indirectly controls North Beck, the owner of the North Beck Mining Claims. See Item 7 of
Part I
below titled "Certain Relationships and Related Transactions."

The foregoing issuance to North Beck Joint Venture, LLC ("North Beck"), results in a total of 5,281,313 common capital shares issued and outstanding as of the date of this amended registration statement, of which all but 281,313 shares or about 5.3% are "restricted" and which cannot be sold by North Beck in the absence of an effective registration statement governing such shares or an appropriate exemption from registration.

Since its inception, Atlas Stock Transfer Corp. in Murray, UT, has been the Company's stock transfer agent. The Company currently has 1,153 shareholders of record.

Current Status of the Company

Valley High intends to become a mining exploration company. Our goal is to raise capital or participate in joint venture or other business arrangements necessary to explore the North Beck Mining Claims for their silver and gold mineral potential, claims that we have acquired for this purpose. Because we currently lack the funding and other financial strength necessary to commence an exploration program, our first objective is to determine the best course of action in this regard and to then look for a means of financing that goal. For information regarding our business plans and intentions, reference is made to
Item 2 of this Part I below titled "Management's Discussion and Analysis or Plan of Operation."

We have never been involved in any bankruptcy or insolvency proceeding of any kind and our current sole officer and director has not been involved, directly or indirectly, in any bankruptcy or similar proceeding. Neither the Company nor any officer or director is involved in any pending litigation, nor is any litigation involving us or any officer or director threatened.

The Company, now a Nevada corporation, has no subsidiaries. Presently, it is NOT involved in any joint venture with any other party. Other than owing Mr. Coombs money that he has personally advanced the Company in order to meet its debts as they become due, the only contract to which we are a party is the mining lease agreement with North Beck, a Utah limited liability company that has free and clear title to such patented mining claims.

At the present time we hold no patents or trademarks or any interest therein.

As of the date of this amended registration statement, we have only nominal cash or liquid assets and our lease (valued at zero) of the patented mining claims located adjacent to and west of the town of Eureka in the Tintic Mining District of Juab County, Utah. We have valued our mining lease at zero because neither Valley High nor its predecessors, namely, the Coombs Family and North Beck, have the information necessary to demonstrate "proven and probable reserves" as defined under Industry Guide 7. Because the North Beck Claims do not contain any "proven or probable reserves," the value is carried at North Beck's historical cost of zero. This is because property costs to date have been charged to operations as exploration costs. Even if we raise the capital or cultivate a business relationship with another mining company or joint venturer necessary to explore our properties, no assurance can be given that a commercially viable mineral deposit, that is, a reserve exists in its property until sufficient exploration work and an economic evaluation based upon such work concludes economic and legal feasibility.

We maintain executive offices or facilities at the office of its president and chairman of the board located at 3098 South Highland Drive, Suite 323, Salt

Lake City, Utah 84106-6001. Our telephone number is 801-467-2021 and our fax number is 801-467-3256. We do not pay rent for these office facilities.

We are NOT presently involved in any negotiations to undertake or pursue any type of merger, reorganization, joint venture or business combination transaction of any sort.

No agreement has been reached with any securities broker-dealer to make a submission to the National Association of Securities Dealers, Inc. (NASD) for the purpose of becoming listed on the OTC Bulletin Board and no assurance can be given that this or any of our other plans or proposals can be accomplished.

Currently, our only director is Mr. John Michael Coombs of Salt Lake City, Utah. Mr. Coombs serves as our president, secretary/treasurer, CEO, CFO and chairman of the board, all of which is permissible under Nevada law. Mr. Coombs is also our largest stockholder, having indirect control of North Beck's 5,000,000 "restricted" shares, a number of shares representing approximately 95% of our currently issued and outstanding shares. See Item 4 of this Part I below titled "Security Ownership of Certain Beneficial Owners and Management."

Overall Business Methodology and Plans

Valley High's overall business methodology and plans are to first explore the North Beck Claims (once funding becomes available, or is obtained, for such purpose) and secondarily, to identify and acquire other mining or mineral interests. In this first regard, the following is our Plan and it includes a proposed work sequence that we intend to pursue and complete on our properties in order to generate investor interest and to make the properties more marketable. We are in the process of completing step No. 1 below, the collection and compilation of existing data through former employees of Centurion Mines Corporation and Grand Central Mining, prior lessees, during the 1980's and 1990's, of the North Beck Claims:

     1) Locate and collect all existing data previously compiled on the property. (This step is underway.)
     2) Locate claim corners in the field so that property boundaries are known. (We believe this is well known though an interested investor may desire more accuracy in this regard, thereby requiring a newer survey.)
     3) Evaluate the status of adjacent mineral properties, so that investor interest will not be limited to the 470 acres we now hold. For example, we are not certain what mineral targets, if any, trend off of the North Beck Claims.
     4) Collect additional surface rock samples to be analyzed for gold, silver and copper, if historic data on potential surface mineral anomalies is lacking.
     5) Compile all historic and any newly generated data into a report for generating investor interest. Plan report distribution to target groups familiar with high-grade underground mineral ventures.
     6)  Keep abreast of ongoing EPA and Utah Department of Oil, Gas & Mining
     (DOGM) response activities in the district.
     7) Conduct property tours with interested parties leading to some sort of minerals agreement to explore and develop the property.

Valley High first intends to concentrate its efforts on exploring the North Beck Claims comprising 470 acres, claims on which extensive geological reports and assays exist. See Item 3 below titled "Description of Properties"; reference is also made to the Jenny Lind Project Report which we will make available to any interested party. This report, a report authored in 1957, was a hugely expensive and time-consuming undertaking in its day. The North Beck Claims lie directly within the parameters of the Jenny Lind Tract and the report extensively discusses the basic geology of the area, including the Sacramento and North Beck Mines, mines or shafts located on our properties.

As an alternative or secondary objective or strategy, we may seek to acquire additional mining properties that contain potential for exploration. This secondary objective is not a high priority because we believe that the North Beck properties contain excellent potential for minerals exploration. Subject to a decision or determination by management that the North Beck Claims are not worth exploring, we may seek to acquire additional mining properties, more than likely by way of lease, simply because no funds currently exist to acquire such properties in any other manner or fashion.

The successful exploration of silver and gold properties requires an assessment of the following which is not an exhaustive list: assessment of favorable or prospective mineralization, future metals prices, availability of equipment, success of current exploration and production techniques, operating costs, and the existence of potential environmental and other liabilities. Such assessments are inexact and their accuracy is uncertain. Even an in-depth review of a property and the available records relating thereto, particularly in the case of property having three (3) separate mines or shafts, will not necessarily reveal all existing or potential problems or risks. Such review, including the current conditions of the mines or shafts, may not permit us to become sufficiently familiar with the property to be able to fully assess its overall deficiencies and potential liabilities, let alone its potential. In many instances, normal or necessary investigations may not be able to be made. Furthermore, potential environmental problems are not necessarily observable or discoverable even after a close visual inspection has been made.

As set forth in the Risk Factors section at the beginning of this document, our plans and objectives are subject to all risks inherent in the mining business, not to mention a host of environmental hazards and regulation. If exploration were actually commenced on the North Beck Claims, these risks and hazards could result in substantial losses to us due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and environmental damage for which the Environmental Protection Agency (EPA) and/or the Utah Division of Oil, Gas & Mining (DOGM) might seek to extract fines or require us to post surety bonds. As the lessee, and to the extent liability for exploratory activity would not be shared with another, such as a partner or joint venturer, we bear all obligations and liabilities arising out of the exploration of our properties.

Updating of Past Exploration Results and Feasibility Studies

Once we have identified and adopted a specific plan to first explore the North Beck Claims, a plan that takes into consideration the money and financing necessary to implement it, management will likely have to contract with external geological and environmental consultants to update exploration results, feasibility studies, assays, and environmental reports. This will be necessary to determine if the North Beck Claims can in fact be permitted or if not, why and what it would cost to pursue the permitting process. Alternatively and perhaps preferably, we would seek to joint venture develop with a major minerals producer. Obviously, if the North Beck Claims cannot be permitted, and management knows of no reason why they would not be, an exploration permitting process will not be pursued and we will be required to pursue secondary business alternatives. Having said this, we have no reason to believe that the North Beck Claims cannot be permitted.

Obtaining Permits

Prior to engaging in exploration activities on the North Beck Claims, Valley High must undergo an extensive state and federal permitting process. Operating and environmental permits will be required to be obtained from applicable regulatory bodies utilizing technical applications filed by us. Once we have obtained the necessary funding and financing to do so, we will identify external mining and geology consultants to assist it with preparing and filing permits with all applicable state and federal regulatory authorities. Reference is made to Risk Factor No. 23 above which briefly outlines the exploration and mining permitting process in the State of Utah where the North Beck Claims are located. In the interests of reducing repetitiveness, we have chosen not to repeat a summary of the process here.

Government Regulation

Though Valley High is currently not operating any mining assets and currently lacks the capital to operate any mining assets in the immediate future, management believes it is important to be familiar with mining rules and regulations as they would affect or pertain to the North Beck Claims. The mining industry is subject to extensive and developing federal, state and local laws, rules and regulations relating to the exploration for, development, mining and production of precious metals, as well as other environmental and safety concerns. Legislation affecting the mining industry is under constant review for amendment and expansion, frequently increasing the regulatory burden. This is particularly true in the Tintic Mining District where lead, a substance highly toxic to humans, is present. Numerous agencies, federal, state and local, have issued rules and regulations applicable to the mining industry, some of which carry substantial penalties for failure to comply. Various laws, rules and regulations require permits for exploratory drilling and the maintenance of bonding requirements in order to conduct mining activity on a variety of scales. Such rules and regulations also regulate the spacing and location of mine shafts and provide requirements for surface use and restoration of land on which drilling activity is undertaken, the plugging and abandoning of shafts or holes, the prevention of waste and water pollution and the prevention and cleanup of pollutants. These departments and agencies often require periodic reports on exploration, development and production and other matters. Such laws and regulations have generally become more stringent in recent years, often imposing greater liability on an ever-larger number of potentially responsible parties. We also subject to laws, rules and regulations covering occupational safety and health matters. Because the requirements imposed by such laws and regulations frequently change, we are unable to predict the ultimate cost of compliance with these various requirements. The regulatory burden on the mining industry increases its costs of doing business and, consequently, affects not only its profitability but its ability to obtain financing or raise equity. Reference is again made to Risk Factor No. 23 above, which briefly outlines the exploration and mining permitting process in Utah. In the interests of not being repetitive, the Company has chosen not to repeat these details here.

Some risk of costs and liabilities related to environmental, health and safety matters is inherent in the mining industry as a whole. As set forth in the Risk Factors section listed above, in the event that we undertake exploration of the North Beck Claims, we could incur significant and substantial costs and liabilities.

To the extent we ever commence actual exploratory operations, we will be subject to regulation by numerous federal and state governmental authorities. The most significant will be the federal Environmental Protection Agency

(EPA), the Bureau of Land Management (BLM), the Occupational Safety and Health Administration (OSHA), and comparable or corollary state agencies. If we do not comply, meet or satisfy the various rules and regulations promulgated by these regulatory authorities, we would be exposed to fines, bars or other significant penalties. To date, we have not been ordered or required to spend anything on compliance with environmental laws because we are not currently operating any mining assets and the lessor or its predecessors have not done so since the 1950's. The property was leased to other mining companies in the 1980's and 1990's but, other than assay work, no exploratory mining operations were undertaken. At the same time, however, there are no significant mineral tailings on our mining properties to the knowledge of management and therefore, to the extent that either the EPA or a Utah state agency adopts or implements a program in the Tintic Mining District requiring the clean-up of any left-over environmental hazards, such is not expected to materially affect us or our affairs. Any such action is also not expected to materially affect us in that the lessor has indemnified and held us harmless from and against any environmental liability for activity done on the property prior to the existence of the April 19, 2004, mining lease agreement. See Exhibit 10(i) hereto. The foregoing is not to ignore that in approximately 2001 and as a result of lead contamination, the EPA declared the Eureka, Utah, area a Super-Fund site. This is the region or area next to or adjacent to our property.
In fact, the EPA did obtain permission from our lessor within the last year to re-grade an access road running parallel to the state highway leading to the town of Eureka. We are informed that the EPA has completed, or is in the process of completing, its Super-Fund clean-up operations and that it has in fact completed its process of going after polluters such as Chief Consolidated Mining, the principal mining operator in the Tintic Mining District. We believe these recent events, not to mention improved prices of precious metals, make for a more suitable and optimistic atmosphere to obtain exploratory funding than has been the case in recent years.

Competition

To the extent that Valley High seeks to explore the North Beck Claims, Valley High has no competition that we know of other than from those major mineral producers with greater capital and possibly better properties, properties that may have been explored or even developed. One of such major competitors is Chief Consolidated Mining, a company that has operated the Trixie Mine in the Tintic Mining District and which has had a major presence in the area.

As to the secondary aspect of Valley High's business plan, however, namely, acquiring additional patented claims and properties, Valley High competes with numerous junior mining and exploration companies to identify and acquire claims with strong exploratory potential and to engage the foremost geological and environmental experts to assist with exploration, feasibility studies and the obtaining of permits. Because Valley High currently has no contract with, or other relationship to, anyone to help it identify additional claims and properties to acquire, we lack a competitive advantage over many other junior mining and exploration companies that may have this capability. Furthermore, the fact that our current sole officer and director is NOT currently employed in the mining industry, and has not been in the past, likely gives us a competitive disadvantage over other companies that may have such people on its board or staff.

Because we have not yet implemented the second alternative phase of its overall business plan, and may never need or want to, we have not needed to identify any potential mining property that we would have an interest in acquiring by way of lease or in some other manner or fashion. As a result, we are unable to realistically evaluate the type and extent of our likely competition in this regard. We are aware that there are several other companies that own property in the Tintic Mining District, it being an old and well-established mining district, companies that also have only nominal assets and that are similarly searching for funding opportunities. We will be in direct competition with these other companies located in the Tintic Mining District in our search for funding opportunities and, due to our current lack of capital resources, it may be difficult to successfully compete with these other, more well established or perhaps better funded companies.

Pursuit of Partnership, Joint Venture and Outside Funding Opportunities

Since our reemergence as a mining exploration company, our principal purpose is to (1) explore the North Beck Mining Claims, and (2) to alternatively acquire, by way of lease, other or additional mining or mineral claims and properties. We have no way of predicting whether or not these goals and objectives can or will be met.

Because of our current financial situation, having only nominal current assets and no recent operating history, we have little choice but to pursue possible partnership and joint venture opportunities that may come our way. Preferably these opportunities will involve the exploration of the North Beck Claims and hopefully, participation with another better-funded mining company. However, not having any particular partnership, joint venture or funding opportunity to consider at this time, current circumstances make it difficult to predict what partnership, acquisition or joint venture opportunity might be worth considering or pursuing. In the event management believes a certain proposal is in the best interests of us and our shareholders, a proposal that involves the issuance of Company shares, our present shareholders would, in such event, experience substantial dilution and, in such event, there may be a possible change in control of the Company. Management has not established any specific standards or guidelines as to the amount of control it will offer, or ultimately give, to a prospective partner, joint venturer or other funding candidate, rather, management will attempt to negotiate the best possible arrangement for the benefit of the Company and its shareholders.

In spite of being able to meet minimal cash needs over the next three (3) years that are currently anticipated, we have no way of predicting whether we will be able to sufficiently explore the North Beck Claims, whether we will be able to acquire additional mining properties by way of lease or otherwise in the event that our initial plan to explore the North Beck Claims fails, or that we will otherwise be able to attract an exploration partner or joint venturer, let alone one that will be of material value or benefit to us. In the event that we cannot successfully achieve these goals over the next three years, we do not believe that we will able to continue with our current business plan and, in such event, management will be required to substantially revise our business plan.

As stated elsewhere in this document, management plans to seek out and obtain the capital or financing necessary to explore the North Beck Claims. We currently have no commitment or arrangement, written or oral, to lease or acquire any additional mining properties or participate in any partnership, joint venture or funding arrangement and management cannot predict the nature or terms of any potential partnership, joint venture or other financing arrangement that we may ultimately consider, let alone enter into. Management will have broad discretion in our search for and negotiations with any potential partner, joint venturer or funding candidate.

Sources of Possible Partners, Joint Venturers and Funding Opportunities

Efforts to search for partners, joint venturers and funding candidates include but are not limited to the use of employees, independent contractors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community, other mining companies, and others who may present management with unsolicited proposals. Because of our lack of the necessary capital to currently pursue the exploration of the North Beck Claims, we will more than likely NOT be able to retain on a fee basis professional firms specializing in raising money. Rather, we will most likely have to rely on outside sources not otherwise associated with us, sources that will accept their compensation only after we have finalized a successful funding transaction of some sort. To date, we have not engaged or entered into any discussion, agreement or understanding with any particular consultant or other expert or professional regarding our search for partners, joint venturers and funding candidates. Though our main objective is the exploration of the North Beck Claims, we do not intend, and do not believe we can afford, to limit our search for partners, joint venturers and funding
candidates solely to the mining industry or business.   If we obtain funding
from an entity or person uninvolved in mining exploration, we will then be in a position of hiring mining people ourselves to conduct exploratory operations on the North Beck Claims.

Rights and Abilities of Shareholders to Participate in Business Decisions

It is presently anticipated by management that prior to consummating a possible partnership, joint venture or funding transaction, including the acquiring of additional mining properties, we, if required by relevant state laws and regulations, will seek to have the transaction approved or ratified by shareholders in the appropriate manner. However, under NRS 78.320 titled "Stockholders' meetings: Quorum; consent for actions taken without meeting; participation by telephone or similar method" certain actions that would routinely be taken at a meeting of shareholders may be taken by written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize or take corporate action at a formal meeting of shareholders. Here, our president and chairman of the board, Mr. Coombs, controls, directly and indirectly, nearly 95% of our issued and outstanding shares. Thus, if Mr. Coombs decides by written consent to consummate a particular funding transaction, Nevada corporate law provides that minority shareholders would not be given the opportunity to vote on the issue.

Nevada law further provides that unless the written consent of a majority of the shareholders entitled to vote is obtained, notice of a meeting shall be given at least ten (10) days before a meeting is held and not less than 60 days. See NRS 78.370 titled "Notice to stockholders." Regardless of whether an action to acquire or merge is ratified by noticing-up and holding a formal shareholders' meeting or by written consent, we are committed to providing our shareholders with complete disclosure documentation concerning a potential funding transaction or opportunity, including appropriate audited financial statements of the participant, if applicable, to the extent the same can be made available at the time. It is anticipated that all of such information will be disseminated to the shareholders either by means of a proxy statement prepared in accordance with Schedule 14A promulgated under the Exchange Act in the event that a shareholders' meeting is actually called and held, or by information statement prepared and disseminated in accordance with Schedule 14C promulgated under the Exchange Act in the event the corporate action is approved by the written consent of a majority.

Employees

Valley High has no employees. Depending upon the future prices of silver and gold, and possibly other precious metals, Valley High may hire consultants and independent contractors during the early stages of implementing its business plan. How such persons would be compensated has not yet been determined but it is conceivable that employees or consultants might be given stock options and the ability to exercise the same through the adoption of a formal employee and/or consultant compensation plan or program. If the ability to provide such consideration to employees and consultants requires us to file some type of registration statement with the Commission under the 1933 Act, we will consider doing so.

We have no immediate plans to retain employees until such time as our business plans warrant or justify the expense, or until we raise sufficient capital, or otherwise successfully acquire or merge with another entity or operating business and such a course of action thereupon becomes necessary or desirable. We may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

We are currently using as our principal place of business the office address of our president, John Michael Coombs, located in Salt Lake City, Utah. We have no written agreement and pay no rent for the use of this facility. Even if we had the capital, we have no current need or plans to secure commercial office space from which to conduct our business. Until such time as we commence the exploration of the North Beck Mining Claims or we complete a partnership, joint venture or funding transaction of some kind, the type of office and other facilities that we will require is unknown.

ITEM 2. Management's Discussion and Analysis or Plan of Operation.

Selected Financial Data

Because Valley High has no exploration, development, or other operational activities, selected financial data would not be particularly meaningful. Reference is made to the audited financial statements of Valley High included in Part F/S hereof.

Starting in April 2004 when we emerged from dormancy, Valley High has incurred accounting costs and other expenses in connection with reactivating itself and the preparation and filing of this Form 10-SB registration statement, as amended. The total expenses for the first quarter ended March 31, 2005, resulted in a loss of $1,566. Since re-emergence from dormancy over a year ago, we have incurred total expenses of $5,905. This figure also represents our total or cumulative stockholders' deficit as of March 31, 2005. Funding of these and other expenses was from working capital provided by our only officer and director, namely, Mr. Coombs, a person who, because of his indirect ownership interest in the lessor, has an obvious vested interest in seeing the successful exploration of the North Beck Claims.


Liquidity and Capital Requirements

At March 31, 2005 and as of today, we lack the necessary capital to implement a full-fledged mining exploration program. As of the date of this amended registration statement, we have minimal cash in our checking account. Since our emergence from the dormant stage, our working capital has been funded by personal loans or advances from an officer and director of the Company. These loans or advances may someday be converted to equity, though there are no plans to do so at this time. These loans or advances do not require interest payments unless or until such time as we either agree to pay interest (if we can) or the lender demands such. At present, there are no plans to charge interest.

Valley High will be able to satisfy its cash requirements for not only the next 12 months but at least for the next three (3) years in that our sole officer and director has committed himself to advancing what funds are necessary to satisfy our cash requirements and keep us current in our 1934 Exchange Act reporting obligations. This includes doing whatever is necessary to ensure that Valley High does not become in breach of its lease agreement with North Beck. At the same time, when it comes to implementing the first phase or goal of our business plan, namely, exploring the North Beck Claims, we will require considerable additional financing. See "Description of Business" section at page 12 in Item 1 of this Part above. Management believes this amount may be substantial depending upon a variety of factors such as the price of silver and gold over the next year or two, something that cannot be predicted. Valley High currently has no specific sources of financing, including bank, private lending sources, or equity capital sources. Valley High also cannot assure anyone that we will be able to develop any sources of financing in the future. Further, we are unable to guarantee that at the expiration of three years from now, that individual members of management will continue to loan or advance us sufficient money to make us continue as a going concern. If management cannot loan or advance sufficient funds to continue beyond the next 3 years, we may be required to look at other business opportunities, including mergers or reorganizations with entities and business that are NOT in the mining business.

To implement our business plan and explore the North Beck Claims, such as cleaning and dewatering old mine workings in order to sample or assay remaining stopes and/or in order to drill for favorable or prospective mineralization, Valley High will need substantial additional funding. Because these requirements are in the more distant future, management has not yet begun to develop specific methods or plans of financing nor have we as yet contacted any person or entity that might be interested in providing any such financing. Management expects that we will use equity, debt and other arrangements such as joint ventures and partnerships to fund these stages of our business plan to the extent such is or may be necessary.

Need for Additional Capital or Financing

Management does not presently intend to borrow any funds to carry out our business plan. However, we will need to raise or obtain substantial capital to fund our desired plans to explore the North Beck Claims. Since management has ruled out borrowing money for this purpose, the most likely method available to us (other than a joint venture or partnership arrangement) would be the private sale of its securities. These possible private sales would more than likely have to be to persons known by us or to venture capitalists or "accredited investors" that would be willing to accept the substantial risks associated with investing in a mining exploration company with limited history, no current operations, relatively inexperienced management, and limited capital. At present, and even though we believe the North Beck Claims present favorable conditions and circumstances for mining exploration, we not aware, at this time, of any particular person or entity that would be willing to privately purchase any of our securities.

Based upon the current financial condition of us, it is highly unlikely that we could undertake a secondary offering of securities or be able to borrow any significant sum from either a commercial or private lender to carry out our business plan. Management will attempt to acquire funds or financing, if necessary, and as circumstances dictate, on the best available terms. Put another way, because we currently lack the capital necessary to implement an exploration program, there can be no assurance that we will be able to obtain additional funding or financing for this purpose, or that such funding, if available, can be obtained on terms reasonable or acceptable to us.

Contingency Planning

We have few assets and limited capital and with no operations and no current sources of income.

It is anticipated that we will require only nominal capital to maintain our corporate viability and necessary funds will be provided by our existing cash reserves and from our officers and directors for at least the next three years. However, unless we are able to obtain significant outside financing, we may not be able to achieve our operational goals. In such event, management will be forced to look at other business opportunities.

Plan of Operation

During the next eighteen (18) months, we will actively seek out and investigate potential partnerships, joint venture and other funding arrangements in the expectation of raising the capital necessary to implement a serious and bona fide exploration program on the North Beck Claims. Such exploration will include but not be limited to cleaning and dewatering the Sacramento and North Beck mine workings in order to sample or assay remaining stopes or underground lateral tunnels and openings. This will also include but not be limited to drilling and testing for favorable or prospective mineralization. As stated in the "Description of Business" section above, Valley High's secondary or alternative plan of operation will be to acquire additional mining and mineral properties, if it turns out that exploration of the North Beck Claims is, for some reason, unfeasible. Having issued five million "restricted" shares in consideration for the acquisition of the North Beck Claims (by way of lease), management believes that its first priority is to concentrate our efforts on exploring the North Beck Claims.

In accordance with generally accepted accounting principles, we have valued our lease of the North Beck Claims at zero on our balance sheet. See Part F/S of Part II below, located on page F-1 thereof. In spite of this accounting valuation, a valuation that is required because the property has no "proven reserves," management nonetheless believes that the North Beck Claims have value for exploration purposes and that they may possibly contain commercially viable deposits of gold, and primarily silver, though this remains to be fully and completely determined. This belief is not only based on the Jenny Lind Project Report mentioned elsewhere herein but also on the fact that the Coombs Family has been able to lease the North Beck Mining Claims in the past to mining companies that were knowledgeable and informed about the Tintic Mining District and its precious metals and overall mining potential. Management's belief that the North Beck Claims have value for exploration purposes is also based on the fact that there are two large mines or mining shafts on the property, one of which is approximately 1,600 feet deep, another of which is 1,000 feet deep. See heading in the "Description of Property" Item below titled "The Sacramento Mine" and the additional heading below titled "The North Beck Mines or Shafts." This exploratory activity required considerable historical investment and activity. Management does not believe that past owners and operators would have done such extensive exploratory activity on the property in the past had they not had valid and justifiable reasons for doing so. In order to test or determine management's good faith belief as to the potential value of the North Beck Claims, we will need to further explore the properties. This will require substantial additional capital. In the event that Valley High cannot raise the capital and other funding necessary to explore the North Beck Claims, management will have to consider other business options, such as merging or reorganizing with another business or entity not engaged in mining or the mining industry.

Management intends to hold expenses to a minimum and to obtain expert and other services on a contingency basis when it can afford them. Management intends to defer any compensation that might be due or owed them until such time as capital can be raised or an acquisition or merger of some kind can be accomplished. If we engage outside advisors or consultants in its search for capital and funding arrangements, we will have to make a determination as to how such persons will be compensated.

We do NOT intend to use or hire any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that we will be able to operate in this manner and to continue our search for partners, joint venturers and other funding opportunities.

ITEM 3. Description of Property.

Executive Offices

Our executive office is located at 3098 South Highland Drive, Suite 323, Salt Lake City, Utah, 84106-6001. Our telephone number is 801-467-2021 and our fax number is 801-467-3256. This is also the business office address of our president and chairman of the board. We pay no rent for the use of this address or facility. We do not believe that we will need to maintain any other or additional office at any time in the foreseeable future in order to carry out our plan of operations described in this document. Valley High believes that the current facilities provided by our president are adequate to meet our needs until we become more fully operational.

The North Beck Mining Claims Acquired By the Company By Lease Agreement

The North Beck Mining Claims acquired by the Company on April 19, 2004 by way of lease agreement with North Beck Joint Venture, LLC ("North Beck"), a company controlled, directly and indirectly, by Valley High's president and chairman of the board, are located in the Tintic Mining District of Juab County, State of Utah, approximately 90 miles south of Salt Lake City and directly west of, and adjacent to, the town of Eureka. By way of historical background, precious metals were first discovered in the Tintic region of Juab County in 1869. Various towns in the area, especially Eureka, became the main areas of the Tintic Mining District which, by 1899, was labeled one of the foremost mining districts in the United States. From 1870 to 1899, the Tintic Mining District produced approximately $35 million in mineral wealth. The metals in the Tintic region consist of silver, gold, copper, lead, and zinc. Today, mining operations have continued on a small scale.

Valley High's properties, which were at one time owned by the North Beck Mining Company, and which the Coombs Family acquired in 1974 and have owned ever since, lie directly within the Jenny Lind tract of the Tintic Mining District of Juab County, Utah. The precise legal description of these 470.097 acres is contained in Exhibit "A" to the mining lease agreement, itself attached to our original registration statement as Exhibit 10(i).

The legal description is also contained in Ex. 10(ii).

Though the reader may wish to review the lease agreement itself, Ex. 10(i), the major terms of the lease agreement are summarized as follows:

Valley High is obligated to spend $15,000 over the 5-year lease term in exploration, development and similar costs for the benefit of the North Beck property. Any shortfall at the end of the 5-year lease period is due and payable in cash to North Beck. This provision is typical in a mining lease agreement of this nature. North Beck has also agreed to indemnify and hold Valley High harmless from any Environmental Protection Agency (EPA) claim or claims by a similar state agency based solely on past mining contaminations or other environmental violations or damage. The mining lease contains an option to buy the property from North Beck for $3,000,000. The lease expires on April 18, 2009. The lease provides Valley High with the option to renew the lease in 5-year renewals on substantially the same terms and conditions.

Under the lease, Valley High is also obligated to pay a 3.5% net smelter return royalty to North Beck on all mineral-bearing ores sold, which is due and payable 45 days after payment is received from the smelter or buyer. The mining lease agreement also gives a credit to Valley High for the first $30,000 of net smelter royalties owed to North Beck as a result of the 5,000,000 shares issued to North Beck as lease consideration. Management believes and understands that providing a credit for net smelter returns is fairly typical in a mining lease agreement of this nature and such a provision has been in other mining leases involving the North Beck Claims.

A spur line of the Union Pacific Railroad lies directly across the street from the North Beck Claims.

The North Beck Claims are also located directly across a paved road from the Bullion Beck Mill and the Bullion Beck properties, properties discussed in the Jenny Lind Project Report mentioned herein. In addition, the Gemini Mine is but a few hundred feet away from the property. The Gemini Mine is also discussed at length in the Jenny Lind Project Report, a copy of which we will make available to anyone who requests the same.

Our property contains three (3) separate mines and numerous prospecting pits. One of the mines is as deep as 1,000 feet, another is reportedly 1,600 feet deep.

The favorable or prospective mineralization of interest in the North Beck Claims is of the siliceous copper-gold-silver category with minor amounts of lead and zinc. This is confirmed by the Jenny Lind Project Report.

The Sacramento Mine

One of the two deepest shafts or mines located on the property, one that also contains a headframe, is called the Sacramento. This mine is located along Cole Canyon Road just west of Eureka. Access to the site can be gained by the interconnection of secondary dirt roads. From downtown Eureka, the intersection of the secondary road is located 0.8 miles west along U.S. Highway 50 and 6 and approximately 0.3 miles west of the Bullion Beck headframe. Following the dirt road north and bearing east, the shaft is found on the western side of the road and adjacent to the first major dump up Cole Canyon. The road has a small washout near the highway and may require minor grading for stream crossing.

According to data from the Abandoned Mine Reclamation Program, a program instituted and overseen under the auspices of the Utah Department of Natural Resources, Division of Oil, Gas & Mining (DOGM), the Sacramento consists of a

14 x 19 foot vertical shaft presumed to be at least 1,000 feet deep and closing to 12 x 20 feet at 8 feet deep. During the 1990's, the Abandoned Mine Reclamation Project measured the Sacramento to a depth of 563 feet where resistance to further probing was met. At this depth the shaft was believed to be bridged or caved. The shaft has a flat concrete collar which, according to the Abandoned Mine Reclamation Program, appeared stable.

In the mid-1990's, with the permission of North Beck Joint Venture, LLC, the owner, the Abandoned Mine Reclamation Program covered over the Sacramento by placing a mesh and concrete grid over the hole as outlined under Section 0250 of the DOGM's Mine Closure Rules. It also made provisions for drainage control by constructing a 12 inch berm around the perimeter of the shaft as further described in Section 0250 of the Mine Closures Rules.

The North Beck Mines or Shafts

A second deep mine or shaft on the property is called the North Beck. This site is located to the north of the dirt road in Jenny Lind Canyon. From Eureka City Cemetery, one goes 0.75 miles west and then takes the right fork up the Jenny Lind Canyon 1.9 miles, then at another right fork, one goes further up the Canyon 0.2 miles. This site is located to the north of the road near the bottom of a low ridge. Because this site cannot be reached by automobile, access to the site is by heavy equipment or possibly a four-wheel drive vehicle.

According to the Jenny Lind Project Report, the North Beck shaft is over 1,600 feet deep, having a shaft with dimensions of 15 feet by 15 feet. The shaft is located on top of a large dump dominating the site. The collar of the shaft is partially covered with wood and has framing extending down the shaft. A fence surrounds the collar.

A second, smaller North Beck shaft is nearby. This shaft has a collar 12 feet by 14 feet and contains a hole approximately 50 feet deep.

During the mid-1990's, at the same time that the Abandoned Mine Reclamation Project covered over the Bullion Beck, the Sacramento and the Gemini Mines, it also covered over the two North Beck Mines. These latter shafts were covered a little differently, however. A rebar grate closure over the shafts was installed on both mines to eliminate any entry by the public. The rebar grate was constructed out of No. 8 rebar and has dimensions of 20 feet by 20 feet. The grate was designed to cover an area of 400 square feet over the large North Beck shaft. The fence surrounding the collar of the shaft was repaired at the conclusion of the installation of the rebar grate closure. Because the Abandoned Mine Reclamation Program had to destroy timber to gain equipment access to the site, the Program revegetated about 0.1 acres of area disturbed during the reclamation.

Current State of Affairs

Approximately 5 or 6 years ago, North Beck Joint Venture, LLC, gave permission to the Abandoned Mine Reclamation Program administered by the Utah Department of Oil, Gas and Mining (DOGM) to cover the Sacramento and North Beck Mines in order to eliminate any future liability for someone falling down the shafts, the very purpose of the Program. This was a wise course of action because, though any such persons are trespassers by law, there are frequently hikers and snowmobilers in the Tintic Mining District area.

Significantly, however, in covering over the openings of the mines, neither the Sacramento nor the North Beck mines have been filled in with dirt or any other solid substances. This means that these mines can all be re-opened and re-worked again if the proper regulatory permits are obtained. See "Government Regulation" section above. W have taken no steps to obtain the regulatory permits necessary to re-open and re-work the mines and unless and until we obtain the necessary capital and funding to do so.

Based on the work of the Abandoned Mine Reclamation Program, all of the existing underground workings in the Sacramento and the North Beck Mines are currently inaccessible. It is not known for certain whether or not ore minerals of commercial grade were encountered in the old workings and it is also not known for certain whether minerals having significant value were ever produced or extracted from the property directly.

Future Plans for the North Beck Claims In The Event Necessary Exploration Capital and Funding Is Obtained

Due to lack of capital, we have no present plans to clean, dewater, open up or otherwise rehabilitate of the old workings in the Sacramento and North Beck mines in order to conduct sampling or assaying. Any exploration will be in the nature of testing and, if sufficient evidence is obtained, possible drilling for favorable or prospective mineralization. In such event, we will be subject to regulation by the Utah Division of Oil, Gas and Mining (DOGM). See "Government Regulation" section above. It should be again emphasized that the potential for pursuing an extensive permitting process in order to further drill or test the property is dependent on the prices of gold and primarily silver. We have no timetable in this regard for the simple reason that no capital is currently available for such purpose.

The favorable or prospective mineralization of interest in the North Beck property is of the siliceous copper-gold-silver category with minor amounts of lead and zinc. This is evidenced by the Jenny Lind Project Report available on request. The possibility of the North Beck Claims attaining the status of a silver or gold producer is unknown and will depend upon the results of any future exploration program engaged in by us, if any. At the present time, the North Beck Claims have no specifically known viable mineral deposits or ore reserves. Accordingly, the objective of any future geological mapping and other work will be to determine what exploration program, if any, to pursue.

ITEM 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information, to the best of our knowledge, as of the date of this document, with respect each person known to be the owner of more than 5% of common capital stock of us, each director and officer, and all executive officers and directors of the Company as a group. As of the date of this document there are 5,281,313 common capital shares issued and outstanding.

                                                                 Percent of
                                    Number of Shares of          Ownership of
                                      Common Stock               Common Stock
Name of Beneficial Owner            Beneficially* Owned          Outstanding
----------------------------       ---------------------         ------------
John Michael Coombs (1)
2435 Scenic Drive
Salt Lake City, Utah 84109               5,000,000(2)                 94.7%

Directors and officers as a
 group (1 person only)                   5,000,000                    94.7%

* Beneficial ownership is determined in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of options or warrants currently exercisable, or exercisable or convertible within 60 days, are also deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person. Having said this, the Company has no outstanding stock options, warrants or compensation plans of any kind.

(1) Mr. Coombs is the president, secretary/treasurer, CEO, CFO, and chairman of the board of the Company. He has been an officer and director of the Company since October 24, 2003. Since April 19, 2004, when the merger/change of domicile transaction became effective by operation of law, he has been our only officer and director.

(2) This figure represents the 5,000,000 "restricted" shares acquired by virtue of the April 19, 2004, mining lease agreement with North Beck Joint Venture, LLC ("North Beck"), a Utah limited liability company of which Mr. Coombs is the manager and a member. The owners of North Beck are the John Michael Coombs Family Living Trust, Coombs Brothers Investment Co., LLC, a Utah limited liability company, and the Kathleen C. Remington Trust. Mr. Coombs also controls each of these members of North Beck, both directly and indirectly.

ITEM 5. Directors and Executive Officers, Promoters and Control Persons.

Executive Officers and Directors

The current and only director and officer of Valley High is as follows:


Name                        Age       Position
------------------        -------     -----------------------------------
John Michael Coombs          50      President, Chief Executive Officer,
                                      Director (Chairman of the Board),
                                      Secretary/Treasurer, and CFO or
                                      Chief Financial Officer


The Company does not currently have a vice president or any other officer or director.

JOHN MICHAEL COOMBS, Director and President. Mr. Coombs practices law in the State of Utah with the law firm of MABEY & COOMBS, L.C., a firm formed approximately five years ago. Prior to that time, Mr. Coombs practiced law as a sole practitioner and office-shared with other lawyers and law firms.
During the past six or seven years, Mr. Coombs has, from time to time or on occasion, acted as an arbitrator for the National Association of Securities Dealers, Inc. (NASD). Mr. Coombs has served as an officer and director of Valley High since October 24, 2003. Since becoming an attorney in 1982, Mr. Coombs has specialized in general corporate matters, particularly civil and business litigation. In 1977, Mr. Coombs graduated from Gonzaga University, in Spokane, Washington, with a B.A. degree. In 1981, he graduated from Loyola Law School in downtown Los Angeles, the adjunct law school to Loyola Marymount University located in Westchester, California. Mr. Coombs received an honorable discharge from the United States Marine Corps (USMC) in 1975. He has been a member of the Screen Actor's Guild (SAG) since 1978. He is married with three sons.

Mr. Coombs does NOT presently devote, nor does he intend to devote, his full time to the management of the Company. Since Mr. Coombs has a full-time job, he estimates that he will devote between 1% and 10% of his time to us.

Between 1995 and February 2000, Mr. Coombs served on the board of directors of a company known as WideBand Corporation, a computer hardware manufacturing company located in Gallatin, Missouri, which trades on the Pink Sheets under the symbol ZWBC.PK. From 2001 through June of 2003, Mr. Coombs also served on the board of a company known as LipidViro Technologies, Inc., which currently trades on the OTC Bulletin Board under the symbol LVRO.OB.

We do not believe that our sole officer or director comes within the definition of a "promoter" as defined in Rule 405 of the General Rules and Regulations of the Commission, 17 CFR Section 230.405. We do NOT believe that Mr. Coombs fits within such definition because the shares of Valley High he has received, or which he otherwise controls, are unrelated to organizing a business. For example, Mr. Coombs's assistance or participation in incorporating the Nevada subsidiary corporation (see Ex. 3.1(iii)) was done solely by or on behalf of its parent, Utah corporation, of which Mr. Coombs was then serving as an officer and director and such was only done in connection with, and for the purpose of, effectuating a change of domicile. Secondly, none of the shares Mr. Coombs owns or controls, directly or indirectly, was received as consideration for services rendered.

We deny that any person other than Mr. Coombs "controls", or has the power to "control," us as contemplated in the "control person" provisions of both state and federal securities laws and as the word "control" is further defined in Rule 405. We may engage consultants in the future but to the extent we do, management does not believe such persons will have an ability to "control" us or our decisions, either directly or indirectly. Further, if we enter into any consulting agreement with any consultant, such agreement will provide that to the extent the consultant ever acquires a direct or indirect interest of 5% or more of our issued and outstanding securities, the consultant will so notify us and otherwise undertake whatever reporting obligation is required of him.

No officer or director has been involved, directly or indirectly, in any bankruptcy or insolvency proceeding of any kind.

None is currently involved in any litigation nor has any been involved in any litigation that would have a bearing on any such person's fitness or other ability to act and serve as a director or officer us.

Board Meetings and Committees

After October 24, 2003, the then-existing Board of Directors of what was then known as "Valley High Oil, Gas & Mining, Inc.," a Utah corporation, met and also conversed on the phone. These members of the Board of Directors, which consisted, at that time, of three individuals, attended or were present at all meetings held; in particular, all were present at the shareholders' meeting held on March 26, 2004. Action taken by the Board since October 24, 2003 was generally implemented by written consent. See, e.g., Ex. 99.2 attached hereto, a copy of the Board's most recent written consent. On April 19, 2004, the effective date of our domicile change to Nevada, we became known as "Valley High Mining Company." As per the terms and conditions of the change of domicile transaction, we reduced our board members to one (1), for the time being, namely, Mr. JM Coombs. The purpose of this is for ease of operation during this registration and transition period. The current Board of Directors (currently consisting of Mr. Coombs only) has established no committees. After the effective date of the change of domicile transaction,

Mr. Coombs, as our only board member, appointed himself as our president, CEO, secretary/treasurer and Chief Financial Officer (CFO) for the ensuing year.

As set forth in our Nevada Articles of Incorporation and Bylaws, copies of which are attached hereto as Exs. 3.1(iii) and 3.2, respectively, all directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. Though we have not compensated any director for his or her service on the board of directors or any committee, directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the board of directors and any committee of the board of directors. Due to our current lack of capital resources, the current director and any future directors will likely defer his, her or their expenses and any compensation due and owing them, if any, until such time as we can raise sufficient funds to explore the North Beck Claims. As of the date of this document, Mr. Coombs, is currently the only director of us and has NOT accrued any significant expenses other than time. Mr. Coombs, a lawyer, has prepared this registration statement, as amended and will respond to the Commission comments for which he will receive no compensation in the form of cash or stock. See Part F/S below. As further set forth in our Articles and Bylaws, officers are appointed annually by the Board of Directors and each executive officer serves at the discretion or will of the Board of Directors. We currently have no standing committees.

ITEM 6. Executive Compensation.

Because there is no compensation to disclose under this Item, we have not prepared a Summary Compensation Table as would otherwise be required.

We have not adopted a bonus, stock option, profit sharing, or deferred compensation plan of any sort for the benefit of our employees, officers or directors. This, however, does not mean that we will not do so in the future. Further, we have not entered into an employment agreement of any kind with any of our directors or officers or any other persons and no such agreements are anticipated in the immediate or near future.

Absence of Management Employment Agreements and Compensation

We do not pay any of our officers any salary. We do not provide any other benefits to our officers. We do not have any written agreements with any of our officers and directors. Each of the officers and directors may engage in other businesses, either individually or through partnerships, limited liability companies, or corporations in which they have an interest, hold an office or serve on boards of directors of other companies or entities. All officers and directors have other business interests to which they devote their time. Because Mr. Coombs has full-time employment as an attorney, he will probably devote no more than between 1% and 10% of his time to us and our affairs.

Other Key Advisors and Consultants

Valley High has access to several outside professional firms that can counsel us and provide important advice during our exploration stage. The terms of engagement of these firms will be determined from time to time as their services may be required.

Remuneration of the Board of Directors

Mr. Coombs currently does not receive any compensation, but may receive compensation for his services as determined in the future. This is also true of any officers or directors that join Mr. Coombs and also end up serving on our board. As stated above, all directors are entitled to be reimbursed for any out-of-pocket expenses incurred by them in behalf of the Company.

Absence of Keyman Life Insurance

Valley High does not own life insurance covering the death of any officer, director or key employee. Based on our lack of capital, the fact that Mr. Coombs is NOT an expert in mining, and the existence of other, capital-driven priorities, it is doubtful that we would spend money towards key man life insurance, even if we had sufficient cash on hand for this purpose.

ITEM 7. Certain Relationships and Related Transactions.

Except for the acquisition of the North Beck Mining Claims by written lease agreement, properties owned and controlled by our president and his immediate family, there have been no other transactions between us and the directors or officers or any member of any such person's immediate family. That is to say, the mining lease agreement is the only transaction involving the Company that has NOT been "at arm's length." The terms of the mining lease agreement were deemed fair and reasonable in the judgment of our Board of Directors on the basis of prior or past lease agreements involving the North Beck Mining Claims. The Board of Directors also believes that the mining lease terms given to and negotiated with Valley High are just as fair as they would have been to any interested but unrelated third party.

Like any other corporate officer or director, each director and officer is subject to the doctrine of usurpation of corporate opportunities only insofar as it applies to business transactions in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If any director or officer is presented in the future with a business opportunity that may conflict with business interests identified by the Company, such an opportunity must be promptly disclosed to the Board of Directors and otherwise made known to the Company. In the event that the Board rejects an opportunity so presented, and only in that event, can one of the Company's officers or directors avail himself or herself of such opportunity. In spite of these eventualities, every effort will be made to resolve any conflicts that may arise in favor of the Company and its stockholders. There can be no assurance, however, that these efforts will be successful. Reference is also made to the subheading in Item 1, Part I, above titled "Potential Conflicts of Interest" which in turn references the Company's commitment and obligation to comply with, among other provisions of Nevada law, NRS 78.140 titled "Restrictions on transactions involving interested directors or officers; compensation of directors."

We are not aware of any additional disclosures that we must make in conformity with Item 404 of Regulation S-B.

ITEM 8. Description of Securities

Our authorized stock consists of fifty million (50,000,000) shares of common capital stock, $0.001 par value. There are currently 5,281,313 shares of common capital stock issued and outstanding. As of our December 31, 2004 year end and our quarter ended March 31, 2005, including the date of this amended registration statement, there are no options, warrants, stock appreciation rights, or other rights similar in nature outstanding which currently obligate Valley High to issue any additional common stock to anyone.

Our common stock is considered a "penny stock" because it meets one or more of the definitions in Commission Rule 3a51-1 of the Exchange Act. These include but are not limited to the following: (i) the stock trades at a price less than five dollars ($5.00) per share; (ii) it is NOT traded on a "recognized" national exchange; (iii) it is NOT quoted on the NASD's automated quotation system (NASDAQ), or even if so, has a price less than five dollars ($5.00) per share; OR (iv) is issued by a company with net tangible assets less than $2,000,000, if in business more than three years continuously, or $5,000,000, if in business less than a continuous three years, or with average revenues of less than $6,000,000 for the past three years. The principal result or effect of being designated a "penny stock" is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis.

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated thereunder by the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. These rules may have the effect of reducing the level of trading activity in the secondary market, if and when one develops.

Potential investors in our common stock are urged to obtain and read such disclosures carefully before purchasing any shares that are deemed to be "penny stock." Moreover, Commission Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Pursuant to the Penny Stock Reform Act of 1990, broker-dealers are further obligated to provide customers with monthly account statements.

Compliance with the foregoing requirements may make it more difficult for investors in our stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

Common Capital Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for such purpose. In the event of dissolution, liquidation or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities of Valley High, subject, of course, to the prior distribution rights of any preferred stock that may be outstanding at that time. The holders of common stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares, which means that the holders of more than 50% of such outstanding shares voting at an election of directors can elect all the directors on the board of directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the directors. All outstanding shares of common stock are, when issued, fully paid and non-assessable.

As of the date of this amended registration statement, there were 1,153 shareholders of record. There are no shares of preferred stock or any other class authorized or outstanding.

Stock Transfer Agent

Atlas Stock Transfer Corp. ("Atlas") is our stock transfer agent and has served as such since our initial public offering in February 1980. Atlas is located at 5899 South State Street, Murray, Utah 84107, phone no. 801-266-7151.

                            PART II

ITEM 1. Market Price of And Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Market Information

The common stock of Valley High is not traded, quoted or listed on any stock exchange, any NASDAQ Stock Market medium or the "Pink Sheets." When we did our change of domicile transaction last year and became a Nevada corporation, NASDAQ assigned us a new symbol, "VHMC.PK," but apparently this was only because we had been listed in the Pink Sheets during the 1980's and thus, we had a stale Pink Sheet symbol. Be this as it may, there is currently no public market for our common stock and no market price data to report. Valley High intends to obtain inclusion on the OTC Bulletin Board in the future, but there can be no assurance that our common stock will be included in this trading medium. Even if quotation on the OTC Bulletin Board is achieved, there is no assurance that our common stock will be actively traded. As a consequence, there can be no assurance, in any event, that there will be liquidity in our common stock.

Currently, there are 5,281,313 shares of our common stock issued and outstanding. As of the date of this amended registration statement, only 281,313 of these shares may be sold without restriction. This is because all such 281,313 shares have been issued and outstanding for as long as 20 years. As to the additional 5,000,000 "restricted" shares currently issued and outstanding, these shares were issued pursuant to the Section 4(2) exemption from registration and in consideration for the execution of a certain mining lease acquisition agreement. See Exhibit 10(i) hereto and the discussion elsewhere in this document concerning the subject mining lease. At present, none of the officers and directors of the Company own or control any shares that are not "restricted" or which do NOT bear a restrictive legend. Valley High currently has no outstanding warrants, options, incentive stock option or employee compensation plans of any kind or nature. At the same time, and though there are currently no plans to do so, no assurance can be given that such derivative securities will not be issued in the future.

We intend to make an application to the National Association of Securities Dealers, Inc. (NASD) for our shares to be quoted on the OTC Bulletin Board. Our application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 promulgated by the Commission under the Securities Exchange Act of 1934, as amended ("'34 Act"). Inclusion on the OTC Bulletin Board permits price quotations for our shares to be published by such service. Except for the decision to apply to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person, including any securities broker-dealer or anyone associated with a broker-dealer, concerning the development of a trading market in our common capital stock.

Of the 5,281,313 shares issued and outstanding, 5,000,000 or approximately 94.7% of such shares are deemed "restricted" and are held by insiders and affiliates. At the same time, those 281,313 shares that are not "restricted" have been issued and outstanding for as long as 20 years. As to the shares recently issued to North Beck Joint Venture, LLC, such shares are subject to an Investment Letter and none of such shares are eligible for transfer or resale in the absence of an effective registration statement covering such shares, or an available exemption, all as contemplated in Item 201(a)(2) of Regulation S-B. See also Item 4 below.

Holders

According to our stock transfer agent, Atlas Stock Transfer Corp., as of the date of this amended registration statement, there were 1,153 holders of record of our common capital stock.

Dividend Policy

We have not declared or paid cash dividends or made distributions in the past and we do not anticipate that it will pay cash dividends or make distributions to shareholders in the foreseeable future. We currently intend to retain and invest future earnings, if any, to finance our operations. The payment of any future dividends will be at the sole discretion of the board of directors and will depend upon, among other things, future earnings, capital requirements, our financial condition and general business conditions. As a result, there can be no assurance that any dividends on common stock will be paid in the future.

ITEM 2. Legal Proceedings

There are presently no pending legal proceedings to which the Company or any officer, director or major stockholder is a party or to which any of our properties is subject and, to the best of our knowledge, information and belief, no such actions against us are contemplated or threatened.

Since late 2001, the Environmental Protection Agency (EPA) declared the Eureka, Utah, area a Super-Fund site and the EPA has since been involved in the clean-up of lead contamination in the are, specifically, the locality adjacent to the North Beck Mining Claims. Our president, however, never received any indication from the EPA or any state or federal governmental authorities that these clean-up or remediation efforts on the part of the EPA involve, or would involve, our properties, particularly when, to management's knowledge, there are no significant mineral tailings on our properties, no actual mineral production seems to have ever taken place on the properties, and when no smelter activities have ever been undertaken on our properties. Put another way, no formal or other notice has been received from the EPA or anyone else of any potential liability for past mining activity on the North Beck properties. Having said this, our president has recently given the EPA, at the EPA's request, permission to access or enter upon the North Beck Claims in order to re-pave or re-grade an access road that runs parallel to the main highway out of Eureka. Management believes that this will be a significant improvement to the property, an improvement which shall be at no cost to either North Beck or us. Recently, we have learned that the EPA is completing its clean-up and remediation efforts in the Eureka, Utah, area for which we are informed that it spent approximately $40 million. We believe that these substantial clean-up efforts on the part of the EPA result in a far more favorable environment for mining exploration activity in and around Eureka than in the more recent past.

In the mining lease agreement attached hereto as Ex. 10(i), North Beck Joint Venture, LLC, the lessor, specifically indemnifies and holds us harmless from any environmental liability created or occurring prior to the date of the April 19, 2004, lease agreement. Accordingly, were the EPA to go after or pursue North Beck Joint Venture for reimbursement of any clean-up costs (something that is believed to be extremely doubtful), the Company would have no exposure or other liability in that regard.

ITEM 3. Changes in and Disagreements With Accountants.

In mid-2004, the Board of Directors authorized the engagement of Pritchett Siler & Hardy as our independent auditors. Since the hiring of Pritchett Siler & Hardy to undertake an audit of us for inclusion in this Form 10-SB registration statement, as amended, there have been no disagreements with our accountants with regard to either the application of accounting principles as to any specific transaction, either completed or proposed, or the type of audit opinion that would be rendered on our financial statements.

ITEM 4. Recent Sales of Unregistered Securities.

Other than the 5,000,000 "restricted" shares issued to North Beck Joint Venture, LLC, as mining lease consideration pursuant to the Section 4(2) exemption from registration, we have NOT issued any shares to anyone since the 1980's. See Item 1 of Part I above titled "History of the Company."
According to our books and records in management's possession, it also does NOT appear that any shares of our stock were issued for services rendered and instead, full consideration was always paid for what stock that was issued.
Of the 5,281,313 common capital shares currently issued and outstanding, 5,000,000 shares are deemed "restricted." These shares, all of which were issued after April 19, 2004 in exchange for the lease of the North Beck Mining Claims, currently represent just under 95% of our total number of issued and outstanding shares. As a result, none of such 5,000,000 shares is eligible for transfer and sale under Rule 144 or otherwise, particularly in the absence of an effective registration statement covering such shares.

ITEM 5. Indemnification of Directors and Officers.

In reliance on applicable provisions of the Nevada Revised Statutes such as NRS 78.7502 titled "Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions" and NRS 78.751 titled "Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses," and to the full extent otherwise permitted under Nevada law, our Articles of Incorporation and By-laws contemplate full indemnification of our officers, directors and other agents against certain liabilities. This means that officers, directors and other agents of the Company may not be liable to shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law. Officers and directors are also indemnified generally against expenses actually and reasonably incurred in connection with proceedings, whether civil or criminal, provided that it is determined that they acted in good faith, were not found guilty and in any criminal matter, and had reasonable cause to believe that their conduct was not unlawful. See our Articles of Incorporation and By-laws attached to this Form 10-SB and incorporated in this document by reference as

Exhibits 3.1(iii) and 3.2, respectively. Though officers and directors are accountable to the Company as fiduciaries, which means that officers and directors are required to exercise good faith and integrity in handling Company affairs, purchasers of the securities registered hereby should be on notice that they may have a more limited right of action as a result of these various indemnification provisions than they might otherwise have.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be conferred upon officers, directors and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Valley High does not have any directors' or officers' liability insurance nor does it have any plans to obtain any.

                           PART F/S

The financial statements of Valley High are included in this report beginning on page F-1.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

                       FINANCIAL STATEMENTS

                       For the years ended

             DECEMBER 31, 2004 and December 31, 2003

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]




                             CONTENTS

                                                                     PAGE

           Report of Independent Registered Public
             Accounting Firm                                          1

           Balance Sheets, December 31, 2004 and 2003                 2

           Statements of Operations, for the years ended
             December 31, 2004 and  2003 and for the
             period from re-entering of exploration stage
             on April 19, 2004 through December 31, 2004              3

           Statement of Stockholders' Equity (Deficit),
             from December 31, 2002 through
             December 31, 2004                                        4

           Statements of Cash Flows,  for the years ended
             December 31, 2004 and  2003 and for the
             period from re-entering of exploration stage
             on April 19, 2004 through December 31, 2004              5

           Notes to Financial Statements                          6 - 9

     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Board of Directors
VALLEY HIGH MINING COMPANY
Salt Lake City, Utah

We have audited the accompanying balance sheets of Valley High Mining Company [an exploration stage company] at December 31, 2004 and 2003, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2004 and 2003 and for the period from the re-entering of exploration stage on April 19, 2004 through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Valley High Mining Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003 and for the period from the re-entering of exploration stage on April 19, 2004 through December 31, 2004, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has incurred losses since its inception, has no on-going operations and has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regards to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/S/Pritchett, Siler & Hardy, P.C.
PRITCHETT, SILER, & HARDY, P.C.


Salt Lake City, Utah
April 18, 2005

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

                          BALANCE SHEETS


                              ASSETS


                                                   December 31,  December 31,
                                                       2004          2003
                                                   ___________   ___________
CURRENT ASSETS:
  Cash                                             $        83   $         -
                                                   ___________   ___________
        Total Current Assets                                83             -
                                                   ___________   ___________
                                                   $        83   $         -
                                                   ===========   ===========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Accounts payable                                 $         -   $         -
  Related party advances                                 4,422             -
                                                   ___________   ___________
        Total Current Liabilities                        4,422             -
                                                   ___________   ___________

STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, $.001 par value,
   50,000,000 shares authorized,
   5,281,313 and 281,313 shares
   issued and outstanding at December 31,
   2004 and 2003, respectively                           5,281           281
  Capital in excess of par value                       120,037       125,037
  Retained deficit                                    (125,318)     (125,318)
  Deficit accumulated during the
   exploration stage                                    (4,339)            -
                                                   ___________   ___________
        Total Stockholders' Equity (Deficit)            (4,339)            -
                                                   ___________   ___________
                                                   $        83   $         -
                                                   ===========   ===========


The accompanying notes are an integral part of these financial statements.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

                     STATEMENTS OF OPERATIONS
                                                                    From the
                                                                  Re-entering
                                                                of Exploration
                                                                    Stage on
                                               For the Year     April 19, 2004
                                             Ended December 31,     Through
                                         ______________________   December 31,
                                             2004       2003          2004
                                         __________  __________  ____________

REVENUE                                  $        -  $        -  $          -
                                         __________  __________  ____________
EXPENSES:
  General and administrative                  4,339           -         4,339
                                         __________  __________  ____________

LOSS FROM OPERATIONS                         (4,339)          -        (4,339)
                                         __________  __________  ____________

CURRENT TAX EXPENSE                               -           -             -

DEFERRED TAX EXPENSE                              -           -             -
                                         __________  __________  ____________

NET LOSS                                 $   (4,339) $        -  $     (4,339)
                                         __________  __________  ____________
LOSS PER COMMON SHARE                    $     (.00) $        -  $       (.00)
                                         __________  __________  ____________


The accompanying notes are an integral part of these financial statements.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

           STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

              FOR THE PERIOD FROM DECEMBER 31, 2002

                    THROUGH DECEMBER, 31, 2004

                                                                    Deficit
                                                                  Accumulated
                           Common Stock     Capital in             During the
                     ____________________    Excess of  Retained  Exploration
                     Shares        Amount    Par Value  (Deficit)     Stage
                     _________  _________    _________ __________ ____________
BALANCE,
December 31, 2002      281,313  $     281    $ 125,037 $ (125,318)          -

Net loss for the
year ended
December 31, 2003            -          -            -          -           -
                     _________  _________    _________ __________ ___________
BALANCE,
December 31, 2003      281,313        281      125,037   (125,318)          -

Net loss for the
period ended
April 19, 2004               -          -            -          -           -
                     _________  _________    _________ __________ ___________
BALANCE,
April 19, 2004         281,313        281      125,037   (125,318)          -

Share issued to
acquire mining claims
lease valued at
shareholder carryover
basis of $0, April
2004                 5,000,000      5,000       (5,000)         -           -

Net loss for the
period ended
December 31, 2004            -          -            -          -      (4,339)
                     _________  _________    _________ __________ ___________
BALANCE,
December 31, 2004    5,281,313  $   5,281    $ 120,037 $ (125,318)$    (4,339)
                     _________  _________    _________ __________ ___________


The accompanying notes are an integral part of this financial statement.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

                     STATEMENTS OF CASH FLOWS

                                                                    From the
                                                                  Re-entering
                                                                of Exploration
                                                                    Stage on
                                               For the Year     April 19, 2004
                                             Ended December 31,     Through
                                         ______________________   December 31,
                                             2004       2003          2004
                                         __________  __________  ____________
Cash Flows from Operating Activities:
  Net loss                                   (4,339)                   (4,339)
  Adjustments to reconcile net loss to net
    cash used by operating activities:
    Change in assets and liabilities:
      Increase in accounts payable                -           -             -
                                         __________  __________  ____________
        Net Cash Provided (Used) by
        Operating Activities                 (4,339)          -        (4,339)
                                         __________  __________  ____________
Cash Flows from Investing Activities:

        Net Cash (Used) by
          Investing Activities                    -           -             -
                                         __________  __________  ____________
Cash Flows from Financing Activities:
  Proceeds from common stock issuance             -           -             -
  Proceeds from related party advances        4,422                     4,422
  Stock offering costs                            -           -             -
                                         __________  __________  ____________
        Net Cash Provided by
          Financing Activities                4,422           -         4,422
                                         __________  __________  ____________
Net Increase in Cash                             83           -            83

Cash at Beginning of Period                       -           -             -
                                         __________  __________  ____________
Cash at End of Period                    $       83  $        -  $         83
                                         __________  __________  ____________

Supplemental Disclosures of Cash Flow Information:
  Cash paid during the periods for:
    Interest                             $        -  $        -  $          -
    Income taxes                         $        -  $        -  $          -

Supplemental Schedule of Non-cash Investing and Financing Activities:
  For the year ended December 31, 2004:
     The Company issued 5,000,000 shares of common stock to acquire mining claim rights which have been valued at the shareholder carryover basis of $-0-.

  For the year ended December 31, 2003:
     None


The accompanying notes are an integral part of these financial statements.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization - Valley High Mining Company ("the Company") was organized under the laws of the State of Utah on November 14, 1979 as Valley High Oil, Gas & Minerals, Inc. The Company was suspended for failure to file annual reports. In December 2001, all required reports were filed and the Company was reinstated. In April 2004, the Company merged with Valley High Mining Company, a Nevada corporation incorporated on February 27, 2004. The Nevada corporation became the surviving entity. In April 2004, the Company acquired mining claims from North Beck Joint Ventures, LLC, for 5,000,000 shares of the Company's common stock. The mining claims cover approximately 470 acres located in the Tintic Mining District, Juab County, Utah. The Company is currently unable to estimate the length of time necessary to initiate an exploration stage program and has no assurance that a commercially viable ore body exists in its properties until appropriate geological work and testing of the mineralized areas can support an economically feasible evaluation which the Company is unable to perform due to a lack of working capital. The Company is considered to have re-entered into the exploration stage on April 19, 2004. The Company has not generated any revenues and is considered to be an exploration stage company according to the provisions of Industry Guide 7. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

     Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

     Mining Properties - Pre-operating and mine development costs including acquisition costs relating to mining properties are capitalized until such properties are placed in production, disposed of, or abandoned. The Company periodically reviews its mining property for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

     Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires an asset and liability approach for accounting for income taxes.

     Loss Per Share - The Company computes loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which requires the Company to present basic and dilutive loss per share when the effect is dilutive [See Note 6].

     Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

     Recently Enacted Accounting Standards - Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4", SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67", SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29", and SFAS No. 123 (revised 2004), "Share-Based Payment", were recently issued. SFAS No. 151, 152, 153 and 123 (revised
     2004) have no current applicability to the Company or their effect on the financial statements would not have been significant.

     Restatement - The financial statements have been restated for all periods presented to reflect a 1-for-35 reverse stock split effected by the Company on April 16, 2004 [See Note 2].

NOTE 2 - CAPITAL STOCK

     Common Stock - The Company has authorized 50,000,000 shares of common stock with a par value of $.001. At December 31, 2004 and December 31, 2003, respectively, the Company had 5,281,313 and 281,313 shares issued and outstanding.

     In April 2004, the Company issued 5,000,000 shares of common stock. The shares were issued for a mining claims lease valued at shareholder carryover basis of $0.

     Stock Split - On April 16, 2004 the Company effected a 1-for-35 reverse stock split. The financial statements for all periods presented have been restated to reflect the stock split.

NOTE 3 - INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. The Company has available at December 31, 2004, an operating loss carryforward of approximately $4,339, which may be applied against future taxable income and which expires in various years through 2024.

     The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards, the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The net deferred tax assets are approximately $650 and $0 as of December 31, 2004 and December 31, 2003, respectively, with an offsetting valuation allowance of the same amount. The change in the valuation allowance during the twelve months ended December 31, 2004 is approximately $650.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

                  NOTES TO FINANCIAL STATEMENTS


NOTE 4 - GOING CONCERN

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has incurred losses since inception and currently has no on-going operations. Further, the Company has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of its common stock. There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


NOTE 5 - RELATED PARTY TRANSACTIONS

     Management Compensation - For the years ended December 31, 2004 and 2003, the Company did not pay any compensation to any officer or director of the Company.

     Office Space - The Company has not had a need to rent office space. An officer/shareholder of the Company is allowing the Company to use his office as a mailing address, as needed, at no expense to the Company.

     Related Party Advances - An officer/shareholder of the Company has made advances to the Company and has directly paid expenses on behalf of the Company. At December 31, 2004 and December 31, 2003, respectively, the Company owed the shareholder $4,422 and $0. The advances bear no interest and are due on demand.

     Mining Claims Lease - In April 2004 the Company acquired a mining claims lease from North Beck Joint Ventures, LLC, for 5,000,000 shares of the Company's common stock. The mining claims cover approximately 470 acres located in the Tintic Mining District, Juab County, Utah. The lease has been recorded on the books at $-0- which is the carryover basis of the lease to the related entity. The lease has an initial 5-year term but is renewable so long as the Company expends a minimum of $15,000 in exploration, development or other costs in each 5-year period.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

                  NOTES TO FINANCIAL STATEMENTS


NOTE 6 - LOSS PER SHARE

  The following data show the amounts used in computing loss per share for the periods presented:
                                                                 From the
                                                               Re-entering
                                                               of Exploration
                                                                 Stage on
                                             For the Year      April 19, 2004
                                          Ended December 31,      Through
                                         ______________________ December 31,
                                             2004      2003        2004
                                         __________  __________ _____________

  Loss from operations available to
    common shareholders (numerator)      $   (4,339) $        - $      (4,339)
                                         __________  __________ _____________
  Weighted average number of common
    shares outstanding during the period
    used in loss per share (denominator)  3,778,581     281,313     5,281,313
                                         __________  __________ _____________


  Dilutive loss per share was not presented, as the Company had no common equivalent shares for all periods presented that would affect the computation of diluted loss per share.


NOTE 7 - COMMITMENTS AND CONTINGENCIES

  The Company has not been active for 20 years, since it discontinued its energy related and real estate operations. Management believes that there are no valid outstanding liabilities from prior operations. If a creditor were to come forward and claim a liability, the Company has committed to contest the claim to the fullest extent of the law. Due to various statutes of limitations and because the likelihood that a 20-year old liability would not still be valid, no amount has been accrued in these financial statements for any such contingencies.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

                       FINANCIAL STATEMENTS

                    For the Three Months Ended

                          March 31, 2005

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]




                             CONTENTS

                                                                       PAGE

     Unaudited Balance Sheets, March 31, 2005 and December 31, 2004      2

     Unaudited Statements of Operations, for the three months ended
        March 31, 2005 and 2004 and for the period from
        re-entering of exploration stage on April 19, 2004
        through March 31, 2005                                           3

     Unaudited Statements of Cash Flows, for the three months ended
        March 31, 2005 and 2004 and for the period
        from re-entering of exploration stage on April 19, 2004
        through March 31, 2005                                           4

     Notes to Unaudited Financial Statements                         5 - 8

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

                     UNAUDITED BALANCE SHEETS


                              ASSETS


                                                March 31,        December 31,
                                                  2005              2004
                                                   ___________   ___________
CURRENT ASSETS:
  Cash                                             $        36   $        83
                                                   ___________   ___________
        Total Current Assets                                36            83
                                                   ___________   ___________
                                                   $        36   $        83
                                                   ===========   ===========


                   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


CURRENT LIABILITIES:
  Accounts payable                                 $       919   $         -
  Related party advances                                 5,022         4,422
                                                   ___________   ___________
        Total Current Liabilities                        5,941         4,422
                                                   ___________   ___________

STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, $.001 par value,
   50,000,000 shares authorized,
   5,281,313 shares issued
   and outstanding                                       5,281         5,281
  Capital in excess of par value                       120,037       120,037
  Retained deficit                                    (125,318)     (125,318)
  Deficit accumulated during the
   exploration stage                                    (5,905)       (4,339)
                                                   ___________   ___________
        Total Stockholders' Equity (Deficit)            (5,905)       (4,339)
                                                   ___________   ___________

                                                   $        36   $        83
                                                   ===========   ===========


The accompanying notes are an integral part of these financial statements.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

                UNAUDITED STATEMENTS OF OPERATIONS

                                                              From the
                                                            Re-entering
                                                           of Exploration
                                                              Stage on
                               For the Three Months        April 19, 2004
                                  Ended March 31,             Through,
                              ______________________          March 31,
                                 2005        2004               2005
                              __________  __________       _____________

REVENUE                       $        -  $        -       $           -
                              __________  __________       _____________
EXPENSES:
  General and administrative       1,566           -               5,905
                              __________  __________       _____________

LOSS FROM OPERATIONS              (1,566)          -              (5,905)
                              __________  __________       _____________

CURRENT TAX EXPENSE                    -           -                   -

DEFERRED TAX EXPENSE                   -           -                   -
                              __________  __________       _____________

NET LOSS                      $   (1,566) $        -       $      (5,905)
                              __________  __________       _____________
LOSS PER COMMON SHARE         $     (.00) $        -       $        (.00)
                              __________  __________       _____________


  The accompanying notes are an integral part of these financial statements.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

                UNAUDITED STATEMENTS OF CASH FLOWS

                                                                   From the
                                                                 Re-entering
                                                                of Exploration
                                                                   Stage on
                                         For the Three Months   April 19, 2004
                                            Ended March 31,        Through,
                                        ______________________     March 31,
                                           2005        2004          2005
                                        __________  __________  _____________
Cash Flows from Operating Activities:
  Net loss                              $   (1,566) $        -  $      (5,905)
    cash used by operating activities:
    Change in assets and liabilities:
      Increase in accounts payable             919           -            919
                                        __________  __________   ____________
        Net Cash Provided (Used) by
        Operating Activities                  (647)          -         (4,986)
                                        __________  __________   ____________
Cash Flows from Investing Activities:

        Net Cash (Used) by
          Investing Activities                   -           -              -
                                        __________  __________   ____________
Cash Flows from Financing Activities:
  Proceeds from related party advances         600                      5,022
                                        __________  __________   ____________
        Net Cash Provided by
          Financing Activities                 600           -          5,022
                                        __________  __________   ____________
Net Increase (Decrease) in Cash                (47)          -             36

Cash at Beginning of Period                     83           -              -
                                        __________  __________   ____________
Cash at End of Period                   $       36  $        -   $         36
                                        __________  __________   ____________

Supplemental Disclosures of Cash Flow Information:
  Cash paid during the periods for:
    Interest                            $        -  $        -   $          -
    Income taxes                        $        -  $        -   $          -

Supplemental Schedule of Non-cash Investing and Financing Activities:
  For the three months ended March 31, 2005:
     None

  For the three months ended March 31, 2004:
     None

  For the twelve months ended December 31, 2004:
     The Company issued 5,000,000 shares of common stock to acquire mining claim rights which have been valued at the shareholder carryover basis of $-0-.


The accompanying notes are an integral part of these financial statements.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

             NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization - Valley High Mining Company ("the Company") was organized under the laws of the State of Utah on November 14, 1979 as Valley High Oil, Gas & Minerals, Inc. The Company was suspended for failure to file annual reports. In December 2001, all required reports were filed and the Company was reinstated. In April 2004, the Company merged with Valley High Mining Company, a Nevada corporation incorporated on February 27, 2004. The Nevada corporation became the surviving entity. In April 2004, the Company acquired mining claims from North Beck Joint Ventures, LLC, or 5,000,000 shares of the Company's common stock. The mining claims cover approximately 470 acres located in the Tintic Mining District, Juab County, Utah. The Company is currently unable to estimate the length of time necessary to initiate an exploration stage program and has no assurance that a commercially viable ore body exists in its properties until appropriate geological work and testing of the mineralized areas can support an economically feasible evaluation which the Company is unable to perform due to a lack of working capital. The Company is considered to have re-entered into the exploration stage on April 19, 2004. The Company has not generated any revenues and is considered to be an exploration stage company according to the provisions of Industry Guide 7. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

     Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

     Mining Properties - Pre-operating and mine development costs including acquisition costs relating to mining properties are capitalized until such properties are placed in production, disposed of, or abandoned. The Company periodically reviews its mining property for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

     Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires an asset and liability approach for accounting for income taxes.

     Loss Per Share - The Company computes loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which requires the Company to present basic and dilutive loss per share when the effect is dilutive [See Note 6].

     Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

             NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

     Recently Enacted Accounting Standards - Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4", SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67", SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29", and SFAS No. 123 (revised 2004), "Share-Based Payment", were recently issued. SFAS No. 151, 152, 153 and 123 (revised
     2004) have no current applicability to the Company or their effect on the financial statements would not have been significant.

     Restatement - The financial statements have been restated for all periods presented to reflect a 1-for-35 reverse stock split effected by the Company on April 16, 2004 [See Note 2].

NOTE 2 - CAPITAL STOCK

     Common Stock - The Company has authorized 50,000,000 shares of common stock with a par value of $.001. At March 31, 2005 and December 31, 2004, respectively, the Company had 5,281,313 and 5,281,313 shares issued and outstanding.

     In April 2004, the Company issued 5,000,000 shares of common stock. The shares were issued for a mining claims lease valued at shareholder carryover basis of $0.

     Stock Split - On April 16, 2004 the Company effected a 1-for-35 reverse stock split. The financial statements for all periods presented have been restated to reflect the stock split.

NOTE 3 - INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. The Company has available at March 31, 2005, an operating loss carryforward of approximately $5,905, which may be applied against future taxable income and which expires in various years through 2024.

     The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards, the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The net deferred tax assets are approximately $886 and $650 as of March 31, 2005 and December 31, 2004, respectively, with an offsetting valuation allowance of the same amount. The change in the valuation allowance during the three months ended March 31, 2005 is approximately $236.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

             NOTES TO UNAUDITED FINANCIAL STATEMENTS


NOTE 4 - GOING CONCERN

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has incurred losses since inception and currently has no on-going operations. Further, the Company has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of its common stock. There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


NOTE 5 - RELATED PARTY TRANSACTIONS

     Management Compensation - For the three months ended March 31, 2005 and for the years ended December 31, 2004 and 2003, the Company did not pay any compensation to any officer or director of the Company.

     Office Space - The Company has not had a need to rent office space. An officer/shareholder of the Company is allowing the Company to use his office as a mailing address, as needed, at no expense to the Company.

     Related Party Advances - An officer/shareholder of the Company has made advances to the Company and has directly paid expenses on behalf of the Company. At March 31, 2005 and December 31, 2004, respectively, the Company owed the shareholder $5,022 and $4,422. The advances bear no interest and are due on demand.

     Mining Claims Lease - In April 2004 the Company acquired a mining claims lease from North Beck Joint Ventures, LLC, or 5,000,000 shares of the Company's common stock. The mining claims cover approximately 470 acres located in the Tintic Mining District, Juab County, Utah. The lease has been recorded on the books at $-0- which is the carryover basis of the lease to the related entity. The lease has an initial 5-year term but is renewable so long as the Company expends a minimum of $15,000 in exploration, development or other costs in each 5-year period.

                    VALLEY HIGH MINING COMPANY
                  [An Exploration Stage Company]

             NOTES TO UNAUDITED FINANCIAL STATEMENTS


NOTE 6 - LOSS PER SHARE

     The following data show the amounts used in computing loss per share for the periods presented:
                                                                  From the
                                                                Re-entering
                                                                of Exploration
                                                                  Stage on
                                         For the Three Months   April 19, 2004
                                           Ended March 31,        Through
                                        ______________________    March 31,
                                           2005         2004        2005
                                        __________  __________  _____________

  Loss from operations available to
   common shareholders (numerator)      $  ( 1,566) $        -  $      (5,905)
                                        __________  __________  _____________
  Weighted average number of common
    shares outstanding during the period
    used in loss per share (denominator) 5,281,313     281,313      5,281,313
                                        __________  __________  _____________


        Dilutive loss per share was not presented, as the Company had no common equivalent shares for all periods presented that would affect the computation of diluted loss per share.


NOTE 7 - COMMITMENTS AND CONTINGENCIES

        The Company has not been active for 20 years, since it discontinued its energy related and real estate operations. Management believes that there are no valid outstanding liabilities from prior operations. If a creditor were to come forward and claim a liability, the Company has committed to contest the claim to the fullest extent of the law. Due to various statutes of limitations and because the likelihood that a 20-year old liability would not still be valid, no amount has been accrued in these financial statements for any such contingencies.

                           PART III

ITEM 1. Index to Exhibits.

The Exhibits listed and described in the following Item were filed as a part of our original Registration Statement.

ITEM 2.  Description of Exhibits.


Exhibit
Number           Description*

3.1(i) Original Articles of Incorporation of the Company filed with the State of Utah on November 14, 1979*

3.1(ii) Certificate of Amendment to original Articles of Incorporation filed with and accepted by the State of Utah on February 21, 1985*


3.1(iii) Articles of Incorporation of the Company's wholly owned Nevada subsidiary filed with the Nevada Secretary of State on February 27, 2004 and the Certificate of Acceptance of Appointment by Resident Agent*

3.1(iv) Articles of Merger filed with and accepted by both the State of Nevada and the State of Utah (including the Agreement and Plan of Merger as Exhibit "A" thereto)*

3.2       By-laws*

4.1       Specimen stock certificate*

10(i) April 19, 2004, Mining Lease Agreement by and between the Company and North Beck Joint Venture, LLC and accompanying Investment Letter*

10(ii) Deed evidencing North Beck Joint Venture, LLC's title to the North Beck Mining Claims*

99.1 March 12, 2004, Notice of Meeting and cover letter sent to shareholders advising of the proposed change of domicile transaction and the giving of dissenters' rights of appraisal*

99.2      Unanimous Consent Resolutions of the Directors of both Valley
          High -Utah and Valley High -Nevada and unanimous written consent to shareholder action by sole shareholder of Valley High--Nevada*

99.3      Certification pursuant to the Sarbanes-Oxley Act of 2002



* These exhibits were attached to our original Registration Statement on Form 10-SB and are incorporated herein by reference.

** Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                          SIGNATURES

In accordance with the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                   VALLEY HIGH MINING COMPANY
                         (Registrant)

Dated:  May 18, 2005



                      By:   /S/ John Michael Coombs
                      -------------------------------------------
                      John Michael Coombs, Chairman of the
                      Board, President, CEO, Secretary/Treasurer,
                      and Chief Financial Officer (CFO)